Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/26/2017	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

17002677

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

SEC Mail Processing Section JUN 28 2017 Washington DC 412

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (617) 235-2235 (Telephone) (617) 235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) (617) 235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/23/2017 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 23 day of June (Month), 2017 (Year) by Jillian Palmer (Notary Public)

My Commission expires May 27, 2022 County of Barnstable State of Massachusetts

JILLIAN H. PALMER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES MAY 27, 2022

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX[SM]
OPTIONS

June 26, 2017

Via FedEx

SEC
Mail Processing
Section
JUN 28 2017
Washington DC
412

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 24 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 24 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1] Additionally, BOX Exchange is filing a Form 1 amendment to Exhibit C to reflect the departure of Ryan Gould and the addition of Charles Mogilevsky to the BOX Holdings Group LLC and BOX Market LLC Boards of Directors, and Exhibit J to reflect the departures of Wayne Luthringshausen and HongSup Park from the BOX Options Exchange LLC Board of Directors.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this annual Amendment No. 24.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

RECEIVED
2017 JUN 28 PM 3:56
SEC / TM

cc: Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 24
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 24. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX[SM]
OPTIONS

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
    - Ed Boyle, CEO
    - Lisa Fall, President, Chief Legal Officer & Secretary

    Directors of BOX Holdings Group LLC:
    - Peter J. Layton
    - Luc Bertrand
    - Nicole Rosenberg
    - Milan Galik
    - David M. Battan
    - William Easley
    - Marin Nitzov
    - Charles Mogilevsky
    - Calin Ciordas-Ciurdariu
    - Kenneth MacHarg

    Committees:
    - Executive Committee:
        - Peter Layton
        - Will Easley
        - David Battan
        - Luc Bertrand
        - Ed Boyle
    - Audit Committee:
        - Peter Layton
        - David Battan
    - Compensation Committee:
        - Peter Layton
        - Milan Galik
        - Ryan Gould

BOX Market LLC

9. Officers of BOX Market LLC:
    - Ed Boyle, CEO

- Lisa Fall, President, Chief Legal Officer & Secretary
- Patrick Zielinski - SVP, Market Operations

Directors of BOX Market LLC:

- Peter J. Layton
- Luc Bertrand
- Nicole Rosenberg
- Milan Galik
- David M. Battan
- William Easley
- Marin Nitzov
- Charles Mogilevsky
- Calin Ciordas-Ciurdariu
- Kenneth MacHarg

Committees:

Executive Committee:

- Peter Layton
- Will Easley
- David Battan
- Luc Bertrand
- Ed Boyle

Audit Committee:

- Peter Layton
- David Battan

Compensation Committee:

- Peter Layton
- Milan Galik
- Ryan Gould

BOX OPTIONS

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2016 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Market LLC
3. Exhibit D-3, TMX Group Limited
4. Exhibit D-4, TMX Group Inc.
5. Exhibit D-5, Bourse de Montréal Inc.
6. Exhibit D-6, MX US 1, Inc.
7. Exhibit D-7, MX US 2, Inc.

BOX OPTIONS

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC
STATEMENT OF INCOME AND EXPENSE
FOR THE PERIOD ENDED DECEMBER 31, 2016
UNAUDITED

CURRENT MONTH VS. PRIOR MONTH					FISCAL YEAR-TO-DATE VS. BUDGET			
THE MONTH ENDED		CHANGE					CHANGE	
12/31/16	11/30/16	$	%	REVENUES	ACTUAL	BUDGET	$	%
$ 1,098,752	$ 1,332,821	$ (234,068)	17.6%	TRANSACTION FEES	$ 13,381,108	19,376,172	$ (5,995,065)	30.9%
323,298	300,535	22,763	7.6%	OPRA REVENUE	3,815,755	2,838,329	977,427	34.4%
93,000	93,000	-	0.0%	ADMINISTRATION SUPPORT FEES	279,000	-	279,001	0.0%
25,500	25,500	-	0.0%	COMMUNICATION FEES	120,000	-	120,001	0.0%
(1,044,000)	-	(1,044,000)	0.0%	REBATES-VPR	(1,044,000)	-	(1,044,000)	0.0%
2,500	2,500	-	0.0%	INTEREST & OTHER INCOME	289,371	410,000	(120,629)	29.4%
$ 499,051	$ 1,754,356	$ (1,255,305)	71.6%	TOTAL REVENUES	$ 16,841,234	$ 22,624,501	$ (5,783,266)	25.6%
				EXPENSES				
$ 845,099	$ 740,749	$ 104,350	14.1%	PROFESSIONAL SERVICES	$ 8,827,053	$ 9,690,000	$ (862,947)	8.9%
(63,694)	261,887	(325,581)	124.3%	PERSONNEL	3,866,794	4,417,000	(550,206)	12.5%
159,235	289,738	(130,503)	45.0%	AMORTIZATION/DEPRECIATION	3,631,135	3,750,000	(118,865)	3.2%
66,699	64,204	2,495	3.9%	DATA PROCESSING & COMMUNICATION	814,002	750,000	64,002	8.5%
18,864	22,020	(3,156)	14.3%	OFFICE RELATED	247,465	560,000	(312,535)	55.8%
36,446	29,127	7,319	25.1%	RENT & REPAIRS OF FACILITIES	331,067	350,000	(18,933)	5.4%
26,588	19,409	7,179	37.0%	MISCELLANEOUS EXPENSES	209,912	300,000	(90,088)	30.0%
$ 1,089,238	$ 1,427,135	$ (337,897)	23.7%	TOTAL EXPENSES	$ 17,927,428	$ 19,817,000	$ (1,889,572)	9.5%
$ (590,187)	**$ 327,221**	**$ (917,408)**	**280.4%**	**NET PROFIT/(LOSS)**	**$ (1,086,194)**	**$ 2,807,501**	**$ (3,893,695)**	**138.7%**
				EBITDA ADD-BACKS				
$ 159,235	$ 289,738	$ (130,503)	45.0%	AMORTIZATION/DEPRECIATION	$ 3,631,135	$ 3,750,000	$ (118,865)	3.2%
$ (430,952)	**$ 616,959**	**$ (1,047,911)**	169.9%	**EBITDA, AS REPORTED**	**$ 2,544,942**	**$ 6,557,501**	**$ (4,012,559)**	61.2%

BOX HOLDINGS GROUP LLC
STATEMENT OF INCOME AND EXPENSE
FOR THE PERIOD ENDED DECEMBER 31, 2016
UNAUDITED

CURRENT MONTH VS. PRIOR MONTH					FISCAL YEAR-TO-DATE VS. BUDGET			
THE MONTH ENDED		CHANGE					CHANGE	
12/31/16	11/30/16	$	%	PROFESSIONAL SERVICES:	ACTUAL	BUDGET	$	%
$ 505,128	$ 433,483	$ 71,645	16.5%	MX TOSA EXPENSE	$ 5,273,557	$ 6,350,000	$ 1,076,443	17.0%
204,245	198,325	5,920	3.0%	EXTERNAL IT SERVICES	2,230,111	1,800,000	430,111	23.9%
54,162	66,073	(11,911)	18.0%	CONSULTING	645,121	575,000	70,121	12.2%
26,122	22,557	3,565	15.8%	LEGAL	555,575	500,000	55,575	11.1%
36,942	1,811	35,130	1939.7%	INTERMARKET LINKAGE EXPENSES	231,425	75,000	156,425	208.6%
18,500	18,500	-	0.0%	AUDIT & TAX SERVICES	163,500	140,000	23,500	16.8%
-	-	-	0.0%	REGULATORY EXPENSE	(272,236)	250,000	(522,236)	208.9%
$ 845,099	$ 740,749	$ 104,350	14.1%	TOTAL PROF. SVCS. EXPENSE	$ 8,827,053	$ 9,690,000	$ 1,289,938	13.3%
				PERSONNEL EXPENSES:				
$ 232,360	$ 186,856	$ 45,503	24.4%	SALARIES AND WAGES	$ 2,413,846	$ 2,922,000	$ 508,155	17.4%
12,430	7,349	5,080	69.1%	PAYROLL TAXES	116,722	-	(116,721)	0.0%
13,467	16,667	(3,200)	19.2%	BONUS - CASH	763,696	1,070,000	306,304	28.6%
(249,154)	26,507	(275,662)	1039.9%	BONUS - EXECUTIVE RIGHTS PLANS	272,665	-	(272,665)	0.0%
(72,915)	22,751	(95,667)	420.5%	BENEFITS	252,007	400,000	147,993	37.0%
120	1,756	(1,636)	93.2%	OTHER PROFESSIONAL SERVICES	47,859	25,000	(22,859)	91.4%
$ (63,694)	$ 261,887	$ (325,581)	124.3%	TOTAL PERSONNEL EXPENSE	$ 3,866,794	$ 4,417,000	$ 550,207	12.5%
				MISCELLANEOUS EXPENSES:				
$ 11,927	$ 13,506	$ (1,578)	11.7%	TRAVEL & ENTERTAINMENT	$ 113,335	$ 150,000	$ (36,665)	24.4%
9,342	-	9,342	0.0%	ADVERTISING & PROMOTION	56,813	75,000	(18,187)	24.2%
5,319	5,904	(584)	9.9%	OTHER MISC. EXPENSES	39,765	75,000	(35,235)	47.0%
$ 26,588	$ 19,409	$ 7,179	37.0%	TOTAL OTHER EXPENSE	$ 209,912	$ 300,000	$ (90,088)	30.0%

BOX HOLDINGS GROUP LLC
BALANCE SHEET
FOR THE PERIOD ENDED DECEMBER 31, 2016
UNAUDITED

ASSETS		
Current Assets:		
Cash and cash equivalents	$	14,799,364
Accounts receivable		3,474,920
Deposits and prepaids		272,370
Note Receivable - Short Term		1,000,000
Total Current Assets	$	19,546,655
Fpxed Assets:		
Software in Development	$	42,899,437
Computer Equipment		16,989,521
Leasehold Improvements		1,303,461
Total Fixed Assets	$	61,192,419
Accumulated Deprecpatpon:		
BOX Software Accumulated Depreciation	$	(37,612,357)
BOX Hardware Accumulated Depreciation		(16,180,634)
Leasehold Accumulated Depreciation		(1,271,808)
Total Accumulated Depreciatpon	$	(55,064,798)
Total Fixed Assets (Net)	$	6,127,621
TOTAL ASSETS	**$**	**25,674,275**

LIABILITIES		
Current Liabilities:		
Accounts payable	$	1,040,890
Accrued expenses		726,394
Deferred rent - short term		32,337
Appreciation Right Plan - short term		122,878
Total Current Liabilities	$	1,922,499
Long Term Liabilities:		
Deferred rent - long term	$	117,258
Appreciation Right Plan - long term		-
Total Long Term Liabilities	$	117,258
TOTAL LIABILITIES	**$**	**2,039,758**
MEMBERS' EQUITY		
Members' contributions	$	24,414,971
Contributed surplus		3,839,200
Accumulated dividend distributions		(53,708,347)
Retained earnings		49,088,694
TOTAL MEMBERS' EQUITY	**$**	**23,634,518**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**25,674,275**

BOX OPTIONS

Exhibit D-2 – BOX Market LLC

Financial Statements of
(In thousands of U.S. dollars)

BOX MARKET LLC

Year ended December 31, 2016

BOX MARKET LLC

Table of Contents
(In thousands of U.S. dollars)

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of BOX Market LLC

We have audited the accompanying financial statements of BOX Market LLC, which comprise the balance sheet as at December 31, 2016, and the related statements of loss and comprehensive loss, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Market LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP*

February 28, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX MARKET LLC

Balance Sheet
(In thousands of U.S. dollars)

December 31, 2016, with comparative information for 2015

	2016	2015
Assets		
Current assets:		
Cash and cash equivalents	$ 14,754	$ 18,107
Accounts receivable, net of allowance of nil (nil in 2015) (note 6)	3,475	2,578
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2017 (note 6)	1,000	1,000
Other current assets	272	216
	19,501	21,901
Computer equipment, leasehold improvements and software (notes 3 and 11)	6,127	7,163
Other assets (note 2 (d))	–	1,103
	$ 25,628	$ 30,167
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses (note 11)	$ 1,239	$ 1,516
Payable to related parties (note 6)	651	584
Current portion of deferred rent (note 5)	32	32
	1,922	2,132
Long-term liabilities:		
Deferred rent (note 5)	117	135
	2,039	2,267
Member's equity (note 7):		
Member's contributions	27,563	27,563
Contributed surplus	3,829	2,785
Accumulated dividend distributions	(56,892)	(52,623)
Accumulated earnings (note 11)	49,089	50,175
	23,589	27,900
Commitments and contracts (note 5)		
Subsequent event (note 12)		
	$ 25,628	$ 30,167

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Loss and Comprehensive Loss
(In thousands of U.S. dollars)

Year ended December 31, 2016, with comparative information for 2015

	2016	2015
Revenues:		
Transaction fees	$ 13,780	$ 14,972
Amount recognized for volume performance rights plan (note 10 (d))	(1,044)	(2,785)
Options Price Reporting Authority income	3,816	2,834
Miscellaneous income	258	380
	16,810	15,401
Expenses:		
Professional services:		
Financial and administrative (note 6)	719	616
Consulting (note 6)	645	671
Technical and operational (note 6)	5,274	5,766
Other	2,189	(1,349)
Amortization and depreciation (note 11)	3,632	4,341
Employee costs (note 11)	3,866	5,111
Rent of facilities (note 5)	331	285
Office-related	247	294
Communications and data processing	814	740
Other	210	260
	17,927	16,735
Operating loss	(1,117)	(1,334)
Interest income	31	31
Net loss and comprehensive loss	$ (1,086)	$ (1,303)

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Member's Equity
(In thousands of U.S.dollars)

Year ended December 31, 2016, with comparative information for 2015

	Member's contributions	Contributed surplus	Accumulated dividend distributions	Accumulated earnings	Total member's equity
Balance, December 31, 2014 (note 11)	$ 27,563	$ –	$ (47,167)	$ 51,478	$ 31,874
Net loss (note 11)	–	–	–	(1,303)	(1,303)
Share-based payment transactions (note 10 (d))	–	2,785	–	–	2,785
Dividend distributions	–	–	(5,456)	–	(5,456)
Balance, December 31, 2015	27,563	2,785	(52,623)	50,175	27,900
Net loss	–	–	–	(1,086)	(1,086)
Share-based payment transactions (note 10 (d))	–	1,044	–	–	1,044
Dividend distributions	–	–	(4,269)	–	(4,269)
Balance, December 31, 2016	$ 27,563	$ 3,829	$ (56,892)	$ 49,089	$ 23,589

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Cash Flows
(In thousands of U.S. dollars)

Year ended December 31, 2016, with comparative information for 2015

	2016	2015
Cash provided by (used in):		
Operating:		
Net loss (note 11)	$ (1,086)	$ (1,303)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation (note 11)	3,632	4,341
Share-based payment transactions (note 10)	1,044	2,780
(Increase) decrease in accounts receivable	(897)	564
(Increase) decrease in other current assets	(56)	70
Decrease in other assets	1,103	76
Decrease in accounts payable and accrued expenses	(287)	(391)
Increase (decrease) in payable to related parties	67	(149)
Decrease in deferred rent	(18)	(21)
	3,502	5,967
Investing:		
Purchase of computer equipment and software	(2,586)	(1,488)
Financing:		
Dividend distributions	(4,269)	(5,456)
Net decrease in cash and cash equivalents	(3,353)	(977)
Cash and cash equivalents, beginning of year	18,107	19,084
Cash and cash equivalents, end of year	$ 14,754	$ 18,107

Supplemental cash flow information:

The Company acquired $146 (2015 - $136) of computer equipment and software, which was unpaid as at December 31, 2016.

See accompanying notes to financial statements.

1. Nature of operations:

BOX Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market operates an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The BOX Market model operates without a trading floor and has an electronic auction feature that provides customers' price improvement. BOX Market is regulated by BOX Options Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

Substantial equity members in BOX Holdings Group LLC ("BOX Holdings") include Bourse de Montréal Inc. ("Bourse") and affiliates of Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., and Citadel Derivatives Group, LLC.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of computer equipment and software. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks and other non-restricted highly liquid short-term investments. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

(In thousands of U.S. dollars, except per right amount)

2. Significant accounting policies (continued):

(c) Accounts receivable, net (continued):

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

(d) Other assets:

At December 31, 2015, deposits were held by Options Clearing Corporation ("OCC") and OPRA. The deposit with OCC was a refundable promissory note of a principal amount of $1,000, bearing interest at the short-term federal rate, without a determined repayment date. The deposit with OPRA of $375 represented one-time participation fees and was being amortized over five years. Amortization commenced in conjunction with the commencement of the exchange operations in May 2012. On July 25, 2016, at the Company's request, BOX Options Exchange LLC agreed that the promissory note and deposit were regulatory expenses, and would proceed to the repayment of $1,400 through discretionary monthly cash transfers to the Company. The amount of $1,103 was reclassified as a receivable from BOX Options Exchange LLC and $297, representing previously recorded amortization, was recorded as a recovery of facility services expense (Note 6).

(e) Computer equipment, leasehold improvements and software:

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

2. Significant accounting policies (continued):

(e) Computer equipment, leasehold improvements and software (continued):

The straight-line method and estimated lives for the following assets are as follows:

	Period
Hardware and equipment	3 years
Trading-related software	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(f) Revenue recognition:

BOX Market generates its revenues by providing services to domestic customers in the financial markets, including BOX Holdings' equity members. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

Transaction fees are comprised of fees charged to Broker Dealers, Market Makers, Public Customers and Professional Customers.

OPRA revenue consists of income received for consolidated options information provided by BOX Market and other participating exchanges which is then sold to outside news services and customers. BOX Market's revenue from OPRA is received quarterly based on its pro-rata share of industry trade (not contract) volume.

Revenues related to transactions executed on BOX Market are recognized as earned.

(g) Share-based payment transactions:

(i) The Company accounts for its appreciation rights plans using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value and recognized, on a tranche basis, over the vesting period in employee costs, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is remeasured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability are recognized in profit or loss.

(In thousands of U.S. dollars, except per right amount)

2. Significant accounting policies (continued):

(g) Share-based payment transactions (continued):

(ii) Share-based payment transactions include the VPR program initiated by BOX Holdings for the benefit of subscribers, who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, accounts for them as equity settled share-based payment transactions (contributions from BOX Holdings), which are measured at fair value each period until the customer completes its performance obligation and recognized over the vesting period as a reduction of revenue.

3. Computer equipment, leasehold improvements and software:

Computer equipment, leasehold improvements and software as at December 31, 2016 and 2015 consisted of:

	2016	2015
Computer equipment	$ 16,990	$ 16,207
Computer software	42,899	41,086
Leasehold improvements	1,303	1,303
Accumulated amortization and depreciation	(55,065)	(51,433)
	$ 6,127	$ 7,163

For the year ended December 31, 2016, BOX Market capitalized software development, hardware and leasehold improvement costs of $2,596 ($1,621 acquired from Bourse) and $1,492 in 2015 ($1,203 acquired from Bourse). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties (Bourse and BOX Market) as per the Technical and Operational Services Agreement (Note 5 (b)).

Aggregate amortization expense and depreciation was $3,632 and $4,341 for the years ended December 31, 2016 and 2015, respectively.

4. Income taxes:

The Company is a single member limited liability company wholly-owned by BOX Holdings, and treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

(In thousands of U.S. dollars, except per right amount)

5. Commitments and contracts:

(a) Commitments:

In November 2016, BOX Market entered into a three-year operating sublet lease agreement for additional space to accommodate the Trading Floor that BOX Market is planning to open in 2017. BOX Market was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method.

In October 2012, BOX Market relocated to a new location in Chicago and entered into a new ten-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method.

In September 2010, BOX Market relocated to a new location in Boston and entered into a five-year sublet lease agreement. In September 2015, BOX Market renewed this lease agreement for an additional five years.

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2016 are as follows:

2017	$	536
2018		567
2019		582
2020		167
2021		155
2022 and thereafter		–
	$	2,007

(b) Contracts:

BOX Market has entered into several agreements with related parties Bourse and BOX Options Exchange LLC, and with NASDAQ OMX Group, Inc. to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide BOX Market with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2018.

(In thousands of U.S. dollars, except per right amount)

5. Commitments and contracts (continued):

(b) Contracts (continued):

- A Facility Agreement with BOX Options Exchange, LLC ("Exchange") to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market. Pursuant to this agreement, Exchange is entitled to receive all fines, fees and disgorgements imposed upon the Company. Additionally, Exchange is entitled to collect all revenues generated by BOX Market's operations. The payments collected by Exchange may be used at Exchange's sole discretion, as is any cash distributed to BOX Market.

  In the event Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse Exchange for all such costs and expenses upon request. Additionally, Exchange shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer an exchange facility.

- An Administrative Services Agreement with BOX Options Exchange LLC to provide the Company with certain support services such as legal, communications and administrative support. The agreement will remain in force until BOX Options Exchange LLC is dissolved, or until it is terminated by mutual agreement. The compensation of the Company for its services was amended on January 1, 2016 to an annual amount of $320, and amended again on July 1, 2016 to an annual amount of $190, going forward. The agreement may be adjusted again upon written notice.

- A Transition Services Addendum to the Amended and Restated Regulatory Services Agreement with Boston Options Exchange Group LLC, with NASDAQ OMX Group Inc., to provide BOX Market with regulatory support for pre-May 2012 matters.

6. Related party transactions:

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 5 (b), the Company recognized professional fees to related parties of approximately $5,354 in 2016 and $5,827 in 2015. Amounts owed to Bourse as at December 31, 2016 and 2015 were approximately $651 and $584, respectively, are reflected as payable to related parties on the balance sheet.

(In thousands of U.S. dollars, except per right amount)

6. Related party transactions (continued):

In accordance with the terms of the Facility Agreement with BOX Options Exchange LLC, referred to in Note 5 (b), the Company recognized professional fees to related parties of $255 in 2016 ($380 in 2015). As of May 13, 2012, all transaction fees earned by the Company are billed and collected by BOX Options Exchange LLC and subsequently remitted to the Company. In accordance with the terms of the Facility Agreement, the Company recognized negative facility services expense of ($272) in 2016 (($2,278) in 2015). This negative facility services expense represents a recovery by the Company of previous regulatory expenses paid to BOX Options Exchange LLC. Amounts receivable from BOX Options Exchange LLC as at December 31, 2016 of $3,290 ($2,178 in 2015) are included in accounts receivable on the balance sheet. The note receivable from BOX Options Exchange LLC was renewed for one year, as at December 31, 2016.

A consultant that owns units of BOX Holdings received $56 for consulting services in 2016 and $76 in 2015.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

7. Member's equity:

BOX Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding.

8. Fair value measurements:

The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with the guidance in Codification Topic 820, *Fair Value Measurements and Disclosures*, as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs are either directly or indirectly observable and corroborated by market data or are based on quoted prices in markets that are not active.

Level 3 - Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability.

The Company has determined that the carrying values of its third party short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

(In thousands of U.S. dollars, except per right amount)

9. Concentration of credit risk:

Approximately 89% of the revenues generated by the Company for the year ended December 31, 2016 were generated by ten approved participants (83% by eleven approved participants in 2015).

10. Share-based payment transactions:

(a) Long-term Appreciation Rights Plan ("Long-term Plan"):

In February 2013, the Company adopted a Long-term Plan pursuant to which the Company's board of directors may grant appreciation rights to officers and key employees. The appreciation rights granted under the Long-term Plan entitle the participants to receive cash payment within 45 days following the exercise date. The appreciation rights vest in three equal tranches on the first, second and third anniversary of the grant date and expire in three years. Each appreciation right would entitle the participant to receive the excess of the settlement value of an appreciation right, based on the enterprise valuation of BOX Market, on the vesting date over the strike price of such appreciation right.

The remeasurement of the appreciation rights issued under the Long-term Plan, net of the cost related to appreciation rights granted and cancelled during the year, resulted in a reduction of compensation expense of nil for the year ended December 31, 2016 ($3 reduction for the year ended December 31, 2015). As at December 31, 2016, these rights have a fair value of nil (2015 - nil).

(b) Senior Appreciation Rights Plan ("Senior Plan"):

In December 2010, BOX Market adopted a Senior Plan. Certain key senior management members of BOX Market were granted a total of 625 appreciation rights which entitle the participants to receive cash payment within 60 days following exercise date. The appreciation rights vest in three equal tranches on the second, fourth and sixth anniversary of the date of grant and expire in six years.

The remeasurement of the appreciation rights issued under the Senior Plan, net of the cost related to appreciation rights exercised during the year, resulted in a reduction of compensation expense of nil for the year ended December 31, 2016 ($2 reduction for the year ended December 31, 2015). As at December 31, 2016, these rights have a fair value of nil (2015 - nil).

(In thousands of U.S. dollars, except per right amount)

10. Share-based payment transactions (continued):

(c) Executive Rights Plan ("Executive Plan"):

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights which entitle the participants to receive as a cash payment the appreciation related to a pre-established notional percentage of 4.34% of the value of BOX Market. The appreciation rights vest in three equal tranches each year over three years from January 1, 2015.

The measurement of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of nil for the year ended December 31, 2016 (2015 - nil). As at December 31, 2016, these rights have a fair value of nil.

Compensation related to dividends of $272 was expensed in 2016 related to these plans (2015 - $157). As at December 31, 2016, the fair value of appreciation rights was estimated using the Black-Scholes option-pricing model. The weighted average assumptions for Long-term, Senior, and Executive Plans' appreciation rights are as follows. BOX Market uses the expected term up to the respective vesting date of 1.0 year in 2016 (2015 - 1.7 year). Since the Company's member units are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares of 19.89% in 2016 (2015 - 18.94%). The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve of 1.5% in 2016 (2015 - 0.99%). The fair value per member unit was calculated based on an operating income (excluding non-recurring items plus depreciation and amortization) multiple valuation model.

BOX MARKET LLC

Notes to Financial Statements (continued)
(In thousands of U.S. dollars, except per right amount)

Year ended December 31, 2016

10. Share-based payment transactions (continued):

Appreciation rights activity during the periods indicated is as follows:

	Long-term Plan				Senior Plan				Executive Plan	
	Number of rights		Weighted average strike price	Weighted average remaining contractual term	Number of rights		Weighted average strike price	Weighted average remaining contractual term	% Equivalent ownership	Weighted average remaining contractual term
Balance at January 1, 2016	47	$	9,765	0.3	55	$	10,087	0.9	3.34%	2.0
Granted	–		–		–		–		1.00%	
Exercised	–		–		–		–		–	
Cancelled	(47)		9,765		(55)		10,087		–	
Balance at December 31, 2016	–	$	–	–	–	$	–	–	4.34%	1.0
Exercisable at December 31, 2016	–	$	–	–	–	$	–	–	–	1.0

	Long-term Plan				Senior Plan				Executive Plan	
	Number of rights		Weighted average strike price	Weighted average remaining contractual term	Number of rights		Weighted average strike price	Weighted average remaining contractual term	% Equivalent ownership	Weighted average remaining contractual term
Balance at January 1, 2015	189	$	10,522	1.3	437	$	10,087	1.9	–	–
Granted	–		–		–		–		3.34%	
Exercised	–		–		–		–		–	–
Cancelled	(142)		10,773		(382)		10,087		–	–
Balance at December 31, 2015	47	$	9,765	0.3	55	$	10,087	0.9	3.34%	2.0
Exercisable at December 31, 2015	22	$	9,750	0.3	33	$	10,087	0.9	–	2.0

(In thousands of U.S. dollars, except per right amount)

10. Share-based payment transactions (continued):

(d) Volume performance rights:

In January 2015, BOX Holdings launched a program to incent subscribers (mainly to equity members of BOX Holdings LLC including IAB) to provide liquidity. In exchange for providing this liquidity, subscribers will receive volume performance rights ("VPRs"), which are comprised of Class C units of BOX Holdings and an order flow commitment. The VPRs vest over 20 quarters of the five-year order flow commitment period if minimum volume targets are achieved. If a subscriber fails to meet its minimum volume targets, their VPRs are available for reallocation to those subscribers that exceed their minimum volume targets, if any. Reallocated VPRs may be eligible for accelerated vesting.

In September 2015, the Securities Exchange Commission granted regulatory approval for the VPR program. Pursuant to the terms of the VPR program, subscribers became entitled to economic participation in BOX Holdings for VPRs held.

The measurement of the VPRs issued under the program resulted in a reduction of transaction fees in revenues of $1,044 (2015 - $2,785) for the year ended December 31, 2016. At December 31, 2016, there was $3,020 of total unrecognized compensation cost related to unvested VPRs granted under the Plan.

The fair value of the VPRs was estimated using the fair value of BOX Holdings per member unit, calculated based on an operating income (excluding non-recurring items plus depreciation and amortization) multiple valuation model, and is being recognized based on vesting.

VPRs activity during the periods indicated is as follows:

	Number of VPRs	Weighted average remaining contractual term
Balance at January 1, 2016	540	4
Granted	–	–
Cancelled	(58)	4
Balance at December 31, 2016	482	3
Vested at December 31, 2016	305	

(In thousands of U.S. dollars, except per right amount)

10. Share-based payment transactions (continued):

(d) Volume performance rights (continued):

	Number of VPRs	Weighted average remaining contractual term
Balance at January 1, 2015	–	–
Granted	540	5
Balance at December 31, 2015	540	4
Vested at December 31, 2015	258	

11. Comparative information:

In fiscal 2016, the Company corrected two prior year immaterial errors as follows:

(a) Reduced opening accumulated earnings by $129 and increased accumulated depreciation by $129 as at December 31, 2014 as insufficient depreciation expense was taken on certain fixed assets; and

(b) Reduced opening accumulated earnings by $119 and increased accounts payable and accrued expenses by $119 as at December 31, 2014 and increased fiscal 2015 net loss by $157 and increased accounts payable and accrued expenses by $157 as at December 31, 2015 as insufficient compensation expense was taken in fiscal 2014 and 2015.

12. Subsequent event:

In February 2017, the Company declared a distribution to its member for a total amount of $943.

Subsequent events have been evaluated through February 23, 2017, being the date the financial statements were approved by the board of directors.

BOX OPTIONS

Exhibit D-3 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Year ended December 31, 2016 and 2015

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2016		December 31, 2015
Assets				
Current assets:				
Cash and cash equivalents	$	60,546	$	4,941
Prepaid interest		-		117
Prepaid expenses		246		-
Due from TMX Group Inc.		243		-
Due from Montreal Exchange Inc.		40		-
Due from 1877587 Ontario Limited		-		1
Due from Finexeo S.A.		24		4
Due from TMX Group US Inc.		8		51
Due from TMX Australia Pty Ltd.		-		78
Due from TSX Trust Company		47		-
Due from TMX Technology Solutions Inc.		5		-
Due from The Canadian Depository for Securities Limited		119		-
Current income tax assets		507		-
		61,785		5,192
Non-current assets:				
Other non-current assets		648		-
Fair value of interest rate swaps		76		-
Investment in The Canadian Depository for Securities Limited		173,622		173,622
Investment in TMX Group Inc.		3,800,558		3,901,362
Investment in Alpha Trading Systems Limited Partnership		184,000		184,000
Investment in 1877587 Ontario Limited		275,684		6,872
Investment in AgriClear Inc.		10		7
Term loan receivable from TSX Inc.		-		695,776
Term loan receivable from Montreal Exchange Inc.		-		112,000
Term loan receivable from TSX Venture Exchange Inc.		-		141,166
Term loan receivable from TMX Group Inc.		-		12,542
Deferred income tax assets		33		2,175
Total Assets	$	4,496,416	$	5,234,714
Liabilities and Equity				
Current liabilities:				
Trade and other payables	$	7,142	$	8,061
Fair value of interest rate swaps		-		1,291
Commercial paper		309,936		74,232
Debentures		-		349,730
Due to TSX Venture Exchange Inc.		41		121
Due to TMX Group Inc.		-		33
Due to Natural Gas Exchange Inc.		38		67
Due to Montreal Exchange Inc.		-		199
Due to Shorcan Brokers Limited		25		54
Due to TSX Inc.		41		185
Due to TSX Trust Company		-		33
Due to TMX Australia Pty Ltd.		1		-
Due to Alpha Trading Systems Limited Partnership		8		23
Due to TMX Technology Solutions Inc.		-		6
Due to The Canadian Depository for Securities Limited		-		158
Demand loan payable to TSX Inc.		65,000		25,442
Demand loan payable to Montreal Exchange Inc.		25,000		11,000
Demand loan payable to TSX Venture Exchange Inc.		17,000		-
Demand loans payable to 1877587 Ontario Limited		-		1,107,000
Note payable to CDS Clearing and Depository Services Inc.		25,000		10,000
Note payable to The Canadian Depository for Securities Limited		19,000		17,000
Note payable to Canadian Derivatives Clearing Corporation		4,500		10,000
Note payable to Natural Gas Exchange Inc.		25,000		20,000
Current income tax liabilities		-		1,648
		497,732		1,636,283
Non-current liabilities:				
Debentures		648,665		648,227
Total Liabilities		1,146,397		2,284,510
Equity:				
Share capital		2,896,419		2,861,726
Contributed surplus - share option plan		8,930		9,622
Retained earnings		444,670		79,925
Accumulated other comprehensive loss		-		(1,069)
Total Equity		3,350,019		2,950,204
Total Liabilities and Equity	$	4,496,416	$	5,234,714

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31, 2016	Quarter To Date December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue:				
Other	$ -	$ -	$ -	$ (35)
Total revenue	-	-	-	(35)
Expenses:				
Compensation and benefits	-	6	24	59
General and administration	700	362	3,991	1,628
Shared services	(297)	568	(1,760)	(1,850)
Total operating expenses	403	936	2,255	(163)
(Loss) income from operations	(403)	(936)	(2,255)	128
Finance income (costs):				
Finance income	384,088	71,669	491,799	234,432
Finance costs	(7,975)	(9,011)	(32,305)	(37,744)
Gain (loss) on certain derivative instruments	584	(566)	(1,046)	(2,251)
Net finance income	376,697	62,092	458,448	194,437
Income before income taxes	376,294	61,156	456,193	194,565
Income tax (recovery) expense	(625)	1,840	1,250	4,308
Net income	$ 376,919	$ 59,316	$ 454,943	$ 190,257

TMX GROUP LIMITED

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31, 2016	Quarter To Date December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income	$ 376,919	$ 59,316	$ 454,943	$ 190,257
Other comprehensive income (loss):				
Items that may be reclassified subsequently to the non-consolidated income statements:				
Changes in fair value of effective portion of interest rate swaps designated as cash flow hedges (net of taxes)	-	496	-	(1,331)
Reclassification to net income of losses on interest rate swaps (net of taxes)	-	137	1,069	1,066
Total items that may be reclassified subsequently to the non-consolidated income statements	-	633	1,069	(265)
Total comprehensive income	$ 376,919	$ 59,949	$ 456,012	$ 189,992

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2016	2015
Common shares:		
Balance, beginning of period	$ 2,861,726	$ 2,858,267
Proceeds on options exercised	31,639	3,211
Cost of exercised options	3,054	248
Balance, end of period	2,896,419	2,861,726
Contributed surplus - share option plan:		
Balance, beginning of period	9,622	7,153
Cost of exercised options	(3,054)	(248)
Cost of share option plan	2,362	2,717
Balance, end of period	8,930	9,622
Retained earnings:		
Balance, beginning of period	79,925	(23,377)
Net income	454,943	190,257
Dividends to equity holders	(90,198)	(86,955)
Balance, end of period	444,670	79,925
Accumulated other comprehensive loss:		
Balance, beginning of period	(1,069)	(804)
Net change in interest rate swaps designated as cash flow hedges (net of taxes)	1,069	(265)
Balance, end of period	-	(1,069)
Total equity, end of period	$ 3,350,019	$ 2,950,204

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31, 2016	Quarter To Date December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flows from (used in) operating activities:				
Income before income taxes	$ 376,294	$ 61,156	$ 456,193	$ 194,565
Adjustments to determine net cash flows:				
Net finance income	(376,697)	(62,092)	(458,448)	(194,437)
Cost of share option plan	597	708	2,362	2,717
Prepaid expenses	186	-	(260)	-
Trade and other payables	611	(78)	668	141
Amounts due to and from related parties	(371)	1,412	(1,077)	264
Income taxes paid	-	-	(1,649)	-
	606	1,106	(2,225)	3,250
Cash flows from (used in) financing activities:				
Interest paid	(14,695)	(14,287)	(33,428)	(33,559)
Net settlement on derivative instruments	(50)	(566)	(1,122)	(618)
Dividends paid to equity holders	(24,738)	(21,757)	(90,198)	(86,955)
Proceeds from exercised options	6,687	1,840	31,639	3,211
Repayment of debenture	(350,000)	-	(350,000)	-
Credit facility refinancing fees	-	-	(956)	-
Net movement of commercial paper	289,511	(41,429)	236,566	(164,909)
Demand loans payable, net	62,000	(23,111)	70,558	(11,611)
Notes payable, net	5,000	14,000	16,500	57,000
	(26,285)	(85,310)	(120,441)	(237,441)
Cash flows from (used in) investing activities:				
Interest received	4,984	12,669	41,495	51,081
Dividends received	3,619	59,000	74,819	183,350
Investment in 1877587 Ontario Limited	(268,812)	(1,000)	(268,812)	(1,850)
Investment in AgriClear Inc.	-	(2)	(3)	(5)
Investment in TMX Group Inc.	(949)	(1,898)	(4,196)	(22,745)
Return of capital from TMX Group Inc.	51,554	-	51,554	-
Marketable securities	-	34	-	34
Term loans receivable, net	212,872	4,997	283,414	22,997
	3,268	73,800	178,271	232,862
(Decrease) increase in cash and cash equivalents	(22,411)	(10,404)	55,605	(1,329)
Cash and cash equivalents, beginning of period	82,957	15,345	4,941	6,270
Cash and cash equivalents, end of period	$ 60,546	$ 4,941	$ 60,546	$ 4,941

BOX OPTIONS

Exhibit D-4 – TMX Group Inc.

Non-Consolidated Financial Statements of

TMX GROUP INC.

Year ended December 31, 2016 and 2015

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2016		December 31, 2015
Assets				
Current assets:				
Cash	$	3,364	$	96
Other receivables		566		156
Due from TSX Inc.		248		-
Due from TMX Group US Inc.		233		241
Due from TMX Group Limited		-		33
Due from TMX Australia Pty Ltd.		-		65
		4,411		591
Non-current assets:				
Investment in Bermuda Stock Exchange		762		762
Investment in FTSE TMX Global Debt Capital Markets Limited, at equity		48,136		49,338
Investment in Shorcan Brokers Limited		16,091		34,091
Investment in Natural Gas Exchange Inc.		55,631		68,835
Investment in TSX Inc.		504,925		689,627
Investment in Montreal Exchange Inc.		1,225,694		1,295,694
Investment in TMX Select Inc.		-		5,050
Investment in Finexeo S.A.		32,088		32,088
Investment in TMX Australia Pty Ltd.		-		9,665
Investment in TMX Group US Inc.		24,975		24,975
Investment in TSX Trust Company		73,720		73,320
Investment in TMX Technology Solutions Inc.		296,625		28,921
Other non-current assets		453		-
Deferred income tax assets		3,636		3,885
Total Assets	$	2,287,147	$	2,316,842
Liabilities and Equity				
Current liabilities:				
Other payables	$	730	$	81
Due to TSX Inc.		-		383
Due to Finexeo S.A.		21		25
Due to TMX Exchange Services Limited		38		47
Due to TMX Group Limited		243		-
Due to TMX Technology Solutions Inc.		63		-
Due to 2550322 Ontario Inc.		233		-
Demand loan payable to TSX Inc.		27,800		-
Demand loan payable to TMX Technology Solutions Inc.		200,000		200,000
Demand loan payable to TSX Venture Exchange Inc.		63,000		-
Demand loan payable to TMX Group Limited		-		12,542
Redeemable preferred shares		178,652		178,652
Total Liabilities		470,780		391,730
Equity:				
Share capital		970,419		970,419
Contributed surplus		73,718		174,522
Retained earnings		772,603		780,171
Accumulated other comprehensive loss		(373)		-
Total Equity		1,816,367		1,925,112
Total Liabilities and Equity	$	2,287,147	$	2,316,842

TMX GROUP INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,				Year Ended December 31,			
	2016		2015		**2016**		2015	
Revenue:								
Other	**$**	**-**	$	370	**$**	**-**	$	379
Total revenue		**-**		370		**-**		379
Expenses:								
Selling, general and administration		**(396)**		13		**(362)**		99
Shared services		**34**		(60)		**-**		(108)
Total operating expenses		**(362)**		(47)		**(362)**		(9)
Income from operations		**362**		417		**362**		388
Share of net income of equity accounted investee		**222**		800		**804**		1,484
Loss on sale of TMX Select		**-**		-		**(4,050)**		-
Loss on sale of TMX Australia		**(16,991)**		-		**(16,991)**		-
Finance income (costs):								
Finance income		**379,116**		69,681		**462,859**		227,980
Finance costs		**(11)**		(588)		**-**		(2,003)
Net finance income		**379,105**		69,093		**462,859**		225,977
Income before income taxes		**362,698**		70,310		**442,984**		227,849
Income tax expense (recovery)		**165**		(25)		**249**		(380)
Net income	**$**	**362,533**	$	70,335	**$**	**442,735**	$	228,229

TMX GROUP INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2016	2015	**2016**	2015
Net income	**$ 362,533**	$ 70,335	**$ 442,735**	$ 228,229
Other comprehensive loss:				
Items that may be reclassified subsequently to profit or loss:				
Unrealized losses on translating financial statements of foreign operations	**(373)**	-	**(373)**	-
Total items that may be reclassified subsequently to profit or loss	**(373)**	-	**(373)**	-
Total comprehensive income	**$ 362,160**	$ 70,335	**$ 442,362**	$ 228,229

TMX GROUP INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2016	2015
Common shares:		
Balance, beginning and end of period	$ **970,419**	$ 970,419
Contributed surplus:		
Balance, beginning of period	**174,522**	151,777
Capital contribution	**(100,804)**	22,745
Balance, end of period	**73,718**	174,522
Accumulated other comprehensive loss:		
Balance, beginning of period	**-**	-
Foreign currency translation differences	**(373)**	-
Balance, end of period	**(373)**	-
Retained earnings:		
Balance, beginning of period	**780,171**	735,292
Net income	**442,735**	228,229
Dividends paid to equity holder	**(450,303)**	(183,350)
Balance, end of period	**772,603**	780,171
Total equity, end of period	$ **1,816,740**	$ 1,925,112

TMX GROUP INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2016	2015	**2016**	2015
Cash flows from (used in) operating activities:				
Income before income taxes	**$ 362,698**	$ 70,310	**$ 442,984**	$ 227,849
Adjustments to determine net cash flows:				
Net finance income	**(379,105)**	(69,093)	**(462,859)**	(225,977)
Share of income of equity accounted investee	**(222)**	(800)	**(804)**	(1,484)
Loss on sale of TMX Select	**-**	-	**4,050**	
Loss on sale of TMX Australia	**16,991**	-	**16,991**	-
Other receivables	**(1)**	256	**(7)**	226
Amounts due to and from related parties	**(77)**	40	**(62)**	198
Other payables	**29**	(10)	**41**	(48)
Provisions	**-**	(247)	**-**	(247)
Income taxes paid	**-**	(25)	**-**	(25)
	313	431	**334**	492
Cash flows from (used in) financing activities:				
Interest paid	**-**	1	**-**	1
Dividends paid to equity holder	**(3,619)**	(59,000)	**(74,819)**	(183,350)
Demand loans payable, net	**90,800**	(9,673)	**78,565**	(5,520)
Capital contribution from TMX Group Limited	**949**	1,898	**4,196**	22,745
Return of capital to TMX Group Limited	**(51,554)**	-	**(51,554)**	-
	36,576	(66,774)	**(43,612)**	(166,124)
Cash flows from (used in) investing activities:				
Interest received	**-**	284	**-**	357
Dividends received	**3,619**	69,676	**87,055**	227,870
Dividends received from equity accounted investee	**1,633**	4,663	**1,633**	4,663
Investment in TMX Technology Solutions Inc.	**(269,961)**	-	**(269,961)**	-
Investment in TSX Trust Company	**-**	(4,500)	**(400)**	(10,000)
Investment in TMX Australia Pty Ltd.	**(10,800)**	-	**(10,800)**	-
Investment in Natural Gas Exchange Inc.	**(949)**	(1,898)	**(3,796)**	(21,745)
Investment in Finexeo S.A.	**-**	(12,407)	**-**	(16,516)
Investment in TMX Group US Inc.	**-**	-	**-**	(8,803)
Investment in Shorcan Brokers Limited	**-**	-	**-**	(18,000)
Investment in TMX Select Inc.	**-**	-	**-**	(2,900)
Return of capital from TMX Select Inc.	**-**	3,200	**-**	3,200
Return of capital from TMX Australia Pty Ltd.	**3,302**	-	**3,302**	-
Return of capital from TMX Technology Solutions Inc.	**2,257**	-	**2,257**	-
Return of capital from Natural Gas Exchange Inc.	**4,898**	-	**4,898**	-
Return of capital from TSX Inc.	**185,702**	-	**185,702**	-
Return of capital from Montreal Exchange Inc.	**46,656**	-	**46,656**	-
Proceeds from cancellation of shares in TMX Exchange Services Limited	**-**	1,600	**-**	1,600
Term loans receivable, net	**-**	5,732	**-**	5,953
	(33,643)	66,350	**46,546**	165,679
Increase in cash	**3,246**	7	**3,268**	47
Cash, beginning of period	**118**	89	**96**	49
Cash, end of period	**$ 3,364**	$ 96	**$ 3,364**	$ 96

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2016 and 2015

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2016	December 31, 2015
Assets		
Current assets:		
Cash and cash equivalents	$ 13,072	$ 2,912
Trade and other receivables	8,880	9,727
Prepaid expenses	274	702
Due from TMX Group Limited	7	148
Due from TSX Inc.	-	1,729
Due from Natural Gas Exchange Inc.	3	-
Due from TMX Australia Pty Ltd.	-	13
Due from TMX Singapore Pte. Ltd.	-	9
Due from The Canadian Depository for Securities Limited	3	1
Due from TSX Trust Company	4	-
Due from subsidiaries	549	455
	22,792	15,696
Non-current assets:		
Premises and equipment	1,191	1,502
Intangible assets	764,471	769,681
Goodwill	304,052	304,052
Investments in subsidiaries	91,791	91,791
Investment in 1877587 Ontario Limited	-	192,000
Term loan receivable from TMX Group Limited	25,000	11,000
Total Assets	$ 1,209,297	$ 1,385,722

	December 31, 2016	December 31, 2015
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 8,020	$ 9,550
Provisions	2,278	121
Due to TSX Inc.	983	-
Due to Finexeo S.A.	216	46
Due to TMX Singapore Pte. Ltd.	8	-
Due to TMX Technology Solutions Inc.	-	104
Due to TMX Exchange Services Limited	65	-
Due to TMX Group US Inc.	167	112
Current income tax liabilities	2,163	1,486
	13,900	11,419
Non-current liabilities:		
Provisions	1,172	1,172
Accrued employee benefits payable	1,478	1,330
Term loan payable to TMX Group Limited	-	112,000
Deferred income tax liabilities	197,763	202,060
Total Liabilities	214,313	327,981
Equity:		
Share capital	565,507	565,507
Contributed surplus	660,187	730,187
Deficit	(230,710)	(237,953)
Total Equity	994,984	1,057,741
Total Liabilities and Equity	$ 1,209,297	$ 1,385,722

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2016	2015	**2016**	2015
Revenue:				
Derivatives trading and clearing	**$ 21,456**	$ 14,942	**$ 80,879**	$ 58,223
Market insights	**5,168**	5,032	**20,445**	19,269
Other	**104**	3,047	**238**	11,497
Total revenue	**26,728**	23,021	**101,562**	88,989
Expenses:				
Compensation and benefits	**5,350**	5,205	**23,872**	21,712
Information and trading systems	**972**	791	**4,307**	3,076
Selling, general and administration	**2,783**	2,277	**8,988**	8,442
Shared services	**2,145**	204	**4,492**	5,116
Depreciation and amortization	**1,770**	1,647	**6,637**	6,837
Total operating expenses	**13,020**	10,124	**48,296**	45,183
Income from operations	**13,708**	12,897	**53,266**	43,806
Impairment charge	**-**	(660)	**-**	(660)
Finance income (costs):				
Finance income	**46,778**	7	**61,402**	2,603
Finance costs	**(594)**	(1,482)	**(4,996)**	(5,880)
Net finance income (costs)	**46,184**	(1,475)	**56,406**	(3,277)
Income before income taxes	**59,892**	10,762	**109,672**	39,869
Income tax expense	**796**	2,929	**10,425**	10,420
Net income	**$ 59,096**	$ 7,833	**$ 99,247**	$ 29,449

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2016	2015	2016	2015
Net income	$ 59,096	$ 7,833	$ 99,247	$ 29,449
Other comprehensive (loss) income:				
Items that will not be reclassified to the non-consolidated income statements:				
Actuarial (losses) gains on defined benefit pension and other post-retirement benefit plans (net of taxes)	(48)	319	(48)	319
Total items that will not be reclassified to the non-consolidated income statements	(48)	319	(48)	319
Total comprehensive income	$ 59,048	$ 8,152	$ 99,199	$ 29,768

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Twelve Months Ended December 31, 2016	2015
Common shares:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning of period	**730,187**	730,187
Capital distribution to the shareholder	**(70,000)**	-
Balance, end of period	**660,187**	730,187
Deficit:		
Balance, beginning of period	**(237,953)**	(228,221)
Net income and comprehensive income	**99,247**	29,449
Dividends on common shares	**(91,956)**	(39,500)
Actuarial (losses) gains on defined benefit pension and other post-retirement benefit plans, net of taxes	**(48)**	319
Balance, end of period	**(230,710)**	(237,953)
Total equity, end of period	**$ 994,984**	$ 1,057,741

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Cash flows from (used in) operating activities:				
Income before income taxes	$ **59,892**	$ 10,762	$ **109,672**	$ 39,869
Adjustments to determine net cash flows:				
Depreciation and amortization	**1,770**	1,647	**6,637**	6,837
Employee defined benefits expense	**37**	71	**149**	172
Write-off and disposals	**(1)**	660	**1,060**	660
Net finance (income) costs	**(46,184)**	1,475	**(56,406)**	3,277
Trade and other receivables, and prepaid expenses	**(389)**	(217)	**1,275**	(256)
Amounts due to and from related parties	**2,342**	(1,768)	**2,966**	(2,616)
Trade and other payables	**(1,588)**	1,713	**(1,529)**	1,724
Provisions	**2,157**	-	**2,157**	(53)
Deferred revenue	**(180)**	(76)	**-**	-
Cash paid for employee defined benefits	**(40)**	(67)	**(66)**	(67)
Income taxes paid	**(2,875)**	(2,557)	**(14,028)**	(10,612)
	14,941	11,643	**51,887**	38,935
Cash flows from (used in) financing activities:				
Interest paid	**(594)**	(1,482)	**(4,996)**	(5,880)
Dividends paid on common shares	**-**	(13,000)	**(35,300)**	(39,500)
Capital distribution to the shareholder	**(46,656)**	-	**(46,656)**	-
	(47,250)	(14,482)	**(86,952)**	(45,380)
Cash flows from (used in) investing activities:				
Interest received	**26**	8	**81**	78
Dividends received	**46,752**	-	**61,321**	2,525
Additions to premises and equipment	**(164)**	(67)	**(304)**	(67)
Additions to intangible assets	**(443)**	(592)	**(1,873)**	(3,013)
Term loan receivable, net	**(17,000)**	2,000	**(14,000)**	500
Marketable securities	**-**	2,833	**-**	2,797
	29,171	4,182	**45,225**	2,820
(Decrease) increase in cash and cash equivalents	**(3,138)**	1,343	**10,160**	(3,625)
Cash and cash equivalents, beginning of period	**16,210**	1,569	**2,912**	6,537
Cash and cash equivalents, end of period	$ **13,072**	$ 2,912	$ **13,072**	$ 2,912

BOX OPTIONS

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2016 and 2015

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2016		December 31, 2015
Assets				
Current assets:				
Cash	**$**	**106**	$	10
Due from MX US 2, Inc.		**-**		90
Due from Montreal Exchange Inc.		**-**		172
Current income tax assets		**12**		36
		118		308
Non-current assets:				
Investment in MX US 2, Inc.		**48,692**		48,692
Deferred income tax assets		**13,403**		9,623
Total Assets	**$**	**62,213**	$	58,623
Liabilities and Equity				
Current liabilities:				
Due to Montreal Exchange Inc.	**$**	**28**	$	-
Due to TMX Group US Inc.		**88**		100
Total Liabilities		**116**		100
Equity:				
Share capital		**2,508**		2,508
Contributed surplus		**126,118**		126,118
Deficit		**(66,529)**		(70,103)
Total Equity		**62,097**		58,523
Total Liabilities and Equity	**$**	**62,213**	$	58,623

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue:		
Other	$ -	$ 12
Total revenue	-	12
Expenses:		
General and administration	29	69
Total operating expenses	29	69
Loss from operations	(29)	(57)
Finance income	1,643	1,840
Income before income taxes	1,614	1,783
Income tax recovery	(2,917)	(3,313)
Net income and comprehensive income	$ 4,531	$ 5,096

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016	2015
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(70,103)**	(74,167)
Net income and comprehensive income	**4,531**	5,096
Gain on change in non-controlling interest while retaining control	**753**	954
Dividends on common shares	**(1,710)**	(1,986)
Balance, end of period	**(66,529)**	(70,103)
Total equity, end of period	**$ 62,097**	$ 58,523

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flows from (used in) operating activities:		
Income before income taxes	$ 1,614	$ 1,783
Adjustments to determine net cash flows:		
Finance income	(1,643)	(1,840)
Amounts due to and from related parties	276	6
Income taxes paid	(86)	(48)
	161	(99)
Cash flows used in financing activities:		
Dividends paid on common shares	(1,710)	(1,986)
	(1,710)	(1,986)
Cash flows from investing activities:		
Dividends received	1,645	1,840
	1,645	1,840
Increase (decrease) in cash	96	(245)
Cash, beginning of period	10	255
Cash, end of period	$ 106	$ 10

BOX OPTIONS

Exhibit D-7 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2016 and 2015

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2016		December 31, 2015
Assets				
Current assets:				
Cash	**$**	**309**	$	4
Due from Montreal Exchange Inc.		**-**		27
Current income tax assets		**29**		302
		338		333
Non-current assets:				
Investment in BOX Holdings Group LLC		**15,981**		37,610
Intangible assets		**-**		9,055
Total Assets	**$**	**16,319**	$	46,998
Liabilities and Equity				
Current liabilities:				
Due to TMX Group US Inc.	**$**	**4**	$	-
Due to MX US 1, Inc.		**-**		90
Due to TSX Inc.		**-**		3
Total Liabilities		**4**		93
Equity:				
Share capital		**55,031**		55,031
Contributed surplus		**73,572**		73,572
Deficit		**(112,288)**		(81,698)
Total Equity		**16,315**		46,905
Total Liabilities and Equity	**$**	**16,319**	$	46,998

MX US 2, INC.

Non-Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Expenses:		
General and administration	$ **(2)**	$ -
Amortization	**233**	783
Total operating expenses	**231**	783
Loss from operations	**(231)**	(783)
Impairment charge	**-**	(3,431)
Share of net income of equity accounted investee	**421**	-
Loss on loss of control of BOX Holdings Group LLC	**(29,662)**	-
Other income	**479**	-
Finance income	**1,719**	1,223
Loss before income taxes	**(27,274)**	(2,991)
Income tax (recovery) expense	**(19)**	386
Net loss and comprehensive loss	**$ (27,255)**	$ (3,377)

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning and end of period	**73,572**	73,572
Deficit:		
Balance, beginning of period	**(81,698)**	(75,375)
Net loss and comprehensive loss	**(27,255)**	(3,377)
Loss on change in non-controlling interests while retaining control	**(1,690)**	(1,106)
Dividends on common shares	**(1,645)**	(1,840)
Balance, end of period	**(112,288)**	(81,698)
Total equity, end of period	**$ 16,315**	$ 46,905

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2016		Year Ended December 31, 2015	
Cash flows from (used in) operating activities:				
Loss before income taxes	$	(27,274)	$	(2,991)
Adjustments to determine net cash flows:				
Amortization		233		783
Impairment charge		-		3,431
Finance income		(1,719)		(1,223)
Share of net income of equity accounted investee		(421)		-
Other income		(479)		-
Loss on loss of control of BOX Holdings		29,662		-
Amounts due to and from related parties		(63)		(30)
Income taxes refunded		292		30
		231		-
Cash flows used in financing activities:				
Dividends paid on common shares		(1,645)		(1,840)
		(1,645)		(1,840)
Cash flows from investing activities:				
Dividends received		1,719		1,223
		1,719		1,223
Increase (decrease) in cash		305		(617)
Cash, beginning of period		4		621
Cash, end of period	$	309	$	4

BOX OPTIONS

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2016 audited financial statements of BOX Options Exchange LLC are submitted as Exhibit I.

BOX OPTIONS

Exhibit I – BOX Options Exchange LLC Financial Statements

BOX Options Exchange LLC

Financial Statements
December 31, 2016

BOX Options Exchange LLC

Financial Statements
December 31, 2016

BOX Options Exchange LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Members
BOX Options Exchange LLC
Boston, MA

We have audited the accompanying financial statements of BOX Options Exchange LLC, which comprise the balance sheet as of December 31, 2016, and the related statement of income and expense, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Exchange LLC as of December 31, 2016, and the results of its operations, changes in members' equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

April 26, 2017
Boston, Massachusetts

Financial Statements

BOX Options Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2016		
Assets		
Current Assets:		
Cash	$	971
Account receivable		3,627
Other current assets		469
Total Current Assets		5,067
Computer Equipment and Software (Note 3):		
Computer equipment and software		4,517
Accumulated amortization and depreciation		(2,758)
		1,759
Intangible Asset (Note 4):		
Intangible asset		1,400
Accumulated amortization		(140)
		1,260
Total Assets	$	8,086
Liabilities and Members' Equity		
Current Liabilities:		
Accounts payable and accrued expenses (Note 9)	$	5,681
Note payable to BOX Market LLC, bearing Interest at a rate of 3%		1,000
Total Current Liabilities		6,682
Deferred Revenue (Note 9)		302
Deferred Compensation (Note 5)		268
Total Liabilities		7,252
Members' Equity:		
Members' contributions - 100,000 economic units		-
Members' contributions - 100,000 voting units		-
Members' distributions		(79)
Accumulated earnings		914
		835
Total Liabilities and Members' Equity	$	8,086

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2016		
Revenues:		
Option regulatory fees	$	12,863
Fines and disgorgements		666
Facility services revenue (Note 9)		(896)
		12,633
Expenses:		
Professional services:		
Financial and administrative		1,251
Consulting		3,479
Technical and operational (Note 9)		852
Other		1,078
Amortization and depreciation		1,152
Employee costs		4,078
Rent of facilities		265
Office-related		77
Communications and data processing		133
Other		268
		12,633
Net Income	$	-

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Members' Equity (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance, December 31, 2015	$ -	$ -	$ -	$ 914	$ 914
Members' Distribution	-	-	(79)	-	(79)
Net Income	-	-	-	-	-
Balance, December 31, 2016	$ -	$ -	$ (79)	$ 914	$ 835

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2016	
Cash Flows From Operating Activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization and depreciation	1,152
Non-cash compensation	268
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,175
Increase in other current assets	(399)
Increase in accounts payable and accrued expenses	1,105
Decrease in deferred revenue	(458)
Net cash provided by operating activities	2,843
Cash Flows From Investing Activities:	
Purchase of computer equipment and software	(523)
Purchase of intangible asset	(1,400)
Net cash used in investing activities	(2,002)
Net Increase in Cash and Cash Equivalents	841
Cash, Beginning of Year	130
Cash, End of Year	$ 971

Non-Cash Investing Activities:

The Company acquired $27 of computer equipment and software, which were unpaid as of December 31, 2016.

The Company acquired $1,400 of intangibles during 2016, of which $618 remains unpaid as of December 31, 2016.

See accompanying notes to financial statements.

1. Nature of Operations:

BOX Options Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization which is responsible for the operation and oversight of its facility, BOX Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 Inc. ("TMX"), IB Exchange Corp ("IAB"), Citigroup Financial Products Inc., Citadel Securities, LLC, UBS Americas Inc. (USA), Credit Suisse First Boston Next Fund Inc., LabMorgan Corp., and Aragon Solutions Ltd.. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating the BOX Market.

2. Significant Accounting Policies:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Hardware, Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment and software.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its facility service agreement.

ORF revenue is based on the number of customer contracts executed by participant firms and is recognized as earned. Facility services revenue represents the excess of regulatory expenses incurred by the Company over ORF revenue and is charged to BOX Market. Previously earned facility services revenue can be returned to BOX Market in periods where ORF revenue exceeds regulatory expenses, resulting in negative facility services revenue.

Fines and disgorgements are recognized at the time they are earned.

Notes to Financial Statements (in thousands of dollars)

3. Computer Equipment and Software

Computer equipment and software as at December 31, 2016 consisted of:

December 31, 2016		
Computer equipment	$	1,626
Computer software		2,629
Leasehold improvement		262
Accumulated amortization and depreciation		(2,758)
	$	1,759

For the year ended December 31, 2016, the Company capitalized software development, hardware and leasehold improvement costs of $523 ($465 acquired from TMX).

Amortization expense related to computer software costs amounted to $481 for the year ended December 31, 2016.

4. Intangible Assets

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it will be amortized during that period with a residual value of $0. The Company has performed a detailed analysis to determine the useful life and residual value of the purchased asset.

During 2016, the Company recognized amortization expense of $140.

Estimated amortization expense for amortizable intangible assets is as follows:

Year ending December 31,		Amounts
2017	$	280
2018		280
2019		280
2020		280
2021		140
Total	$	1,260

Notes to Financial Statements (in thousands of dollars)

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded through life insurance policies owned by the Company. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2016, the deferred compensation liability was $268, and the expense associated with deferred compensation was also $268.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2016, the Company recorded contributions to the plan of $160.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

7. Commitments and Contracts

Contracts

The Company has entered into several agreements with TMX and BOX Market to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with TMX to provide the Company with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services;

- A Regulatory Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions;

- An Administrative Services Agreement with BOX Market which will provide the Company certain support services such as accounting/finance, legal, human resources, communications and administrative support.

8. Members' Equity

As of December 31, 2016, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights.

Notes to Financial Statements (in thousands of dollars)

9. Related Party Transactions

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 7, the Company recognized professional fees to related parties of $852 in 2016 under Technical and operational professional services. Amounts owed to TMX as of December 31, 2016 of $97 are reflected in accounts payable and accrued expenses on the balance sheet.

In accordance with the terms of the Regulatory Services Agreement and the Administrative Services Agreement with BOX Market, the Company recognized facility services revenue of $896 in 2016. This negative facility services revenue represents a recovery by BOX Market of previous regulatory expenses paid to the Company. As of May 13, 2012, all transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2016 of $4,390 are included in accounts payable and accrued expenses on the balance sheet.

In 2013, the Company charged BOX Market facility services revenue of $1,500 for the purchase of computer equipment required for regulatory purposes. This amount has been recorded as deferred revenue and is being recognized into income over a three-year period as the related computer equipment is amortized. As of December 31, 2016, $302 of deferred revenue remains unrecognized.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

10. Subsequent Events

The Company has evaluated subsequent events through April 26, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in the financial statements.

BOX OPTIONS

Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

2. Directors:

Each of the following directors was elected on July 20, 2016 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	**Title:**	**Primary Business:**
Kurt Eckert	Participant Director	Options trading
Peter Layton	BOX Holdings Director	CEO
Laurence Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor

3. Committees:

Each of the following committee members was elected on July 20, 2016 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Audit Committee:

- Kurt Eckert
- Peter Layton
- Laurence Mollner
- Paul Stevens
- Robert Whaley

Compensation Committee:

- Laurence Mollner
- Paul Stevens
- Robert Whaley

Regulatory Oversight Committee:

- Laurence Mollner
- Paul Stevens
- Bob Whaley

Risk Committee:

- Paul Stevens

Nominating Committee:

- Kurt Eckert
- Peter Layton
- Laurence Mollner
- Paul Stevens
- Robert Whaley

BOX OPTIONS

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corp.

1. IB Exchange Corp.
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities Principal Investments LLC
2. LLC Member
3. May 10, 2012
4. Less than 20% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Aragon Solutions Ltd.

1. Aragon Solutions Ltd.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

BOX OPTIONS

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M.

Exhibit M – BOX Options Participants

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITI ORDER ROUTING AND EXECUTION, LLC	05/07/12	11 Ewall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-885-4185	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Cheshire Lane, Suite 102, Minnetonka, MN 55305	212-723-2960	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COMPASS PROFESSIONAL SERVICES, LLC	05/07/12	111 W. Jackson Blvd., 20th Floor, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COR CLEARING	05/07/12	1299 Farnum Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
CUTLER GROUP, LP	09/14/16	101 Montgomery Street, Suite 700, San Francisco, CA 94104	415-293-3956	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DART EXECUTIONS, LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	910 W. Van Buren St., 4th Floor, Chicago, IL 60607	847-550-1760	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	440 S. LaSalle Street, Suite 3232, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HILLTOP SECURITIES INC.	05/07/12	1201 Elm Street, Suite 3500, Dallas, TX 75270	214-859-1800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ITG DERIVATIVES LLC.	05/07/12	601 S. LaSalle, Suite 300, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC.	05/07/12	480 Washington Blvd., New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
KCG AMERICAS LLC	05/07/12	300 Vesey Street, New York, NY 10282	646-682-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, 165 Broadway, 52nd Floor, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, 10th Floor, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
QUANTLAB SECURITIES LP	05/07/12	3 Greenway Plaa, Suite 200, Houston, TX 77046	713-333-3700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 4-100, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SPOT TRADING LLC	05/07/12	440 S. LaSalle Street, Suite 2800, Chicago, IL 60605	312-362-4550	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TIMBER HILL LLC	05/07/12	One Pickwick Plaza, Suite 200, Greenwich, CT 06830	203-618-5800	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
UBS FINANCIAL SERVICES INC.	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
VIRTU FINANCIAL BD LLC	05/07/12	900 Third Avenue, 29th Floor, New York, NY 10022	212-418-0100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY TRADING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-715-6133	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column

BOX OPTIONS

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 13, 2017 BOX Options Exchange LLC lists a total of 1,660 classes. Please see Exhibit N for the complete list.

Exhibit N – Listed Classes

BOX Options Exchange
Form 1 Amendment 24
Exhibit N Listed Classes

Symbol	Description	Penny/Non-Penny
MA	MASTERCARD INC	Penny
BRKB	BERKSHIRE HATHAWAY CLASS B	Penny
ACH	ALUMINUM CROP CHINA	Non-Penny
YNDX	YANDEX N.V. CL A	Non-Penny
MJN	MEAD JOHNSON NUTRITION CO	Penny
LFC	CHINA LIFE INSURANCE CO LTD	Non-Penny
CMG	CHIPOTLE MEXICAN GRILL INC	Non-Penny
PEG	PUBLIC SVC ENTRPS GROUP INC	Non-Penny
BCE	BCE INC	Non-Penny
PYPL	PAYPAL HOLDINGS, INC.	Penny
DVAX	DYNAVAX TECHNOLOGIES CORP	Non-Penny
FORM	FORMFACTOR INC	Non-Penny
CIT	CIT GROUP INC	Penny
SNAP	SNAP INC.	Non-Penny
JBHT	HUNT J B TRANS SVC INC	Non-Penny
GDX	VANECK VECTORS GOLD MINERS	Penny
HFC	HOLLY CORP	Non-Penny
PAY	VERIFONE SYSTEMS INC	Non-Penny
ABBV	ABBVIE INC	Penny
EL	ESTEE LAUDER COMPANIES INC	Non-Penny
DRQ	DRIL QUIP INC	Non-Penny
CZR	CAESARS ENTERTAINMENT CORPORATION	Non-Penny
MPLX	MPLX LP	Non-Penny
COLM	COLUMBIA SPORTSWEAR COMPANY	Non-Penny
TBT	PROSH ULT SH LEH 20 PLUS TYS	Penny
CLGX	CORELOGIC INC	Non-Penny
GAZ	BARCLAYS IPATH DJ UBS NAT GAS	Non-Penny
AG	FIRST MAJESTIC SILVER CORP	Non-Penny
BKE	BUCKLE INC	Non-Penny
BOX	BOX, INC.	Non-Penny
SNOW	INTRAWEST RESORTS HOLDINGS, INC.	Non-Penny
CRR	CARBO CERAMICS INC	Non-Penny
CXO	CONCHO RESOURCES INC	Non-Penny
CORN	TEUCRIUM CORN FUND	Non-Penny
ATGE	ADTALEM GLOBAL EDUCATION INC.	Non-Penny
ERY	DIREX DLY ENERGY BEAR 3X	Non-Penny
EVEP	EV ENERGY PARTNERS L.P.	Non-Penny
FTK	FLOTEK INDUSTRIES INC (DE)	Non-Penny
GURE	GULF RESOURCES, INC.	Non-Penny
HCA	HCA HOLDINGS INC	Non-Penny
SQ	SQUARE, INC.	Non-Penny

CALL	MAGICJACK VOCAL TEC LTD	Non-Penny
CEQP	CRESTWOOD EQUITY PARTNERS LP	Non-Penny
OAS	OASIS PETROLEUM INC NEW	Non-Penny
DAR	DARLING INTERNATIONAL, INC.	Non-Penny
OLED	UNIVERSAL DISPLAY CORP	Non-Penny
ABEV	AMBEV S.A.	Non-Penny
FTAI	FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC	Non-Penny
SGOL	ETFS GOLD TRUST	Non-Penny
SIVR	ETFS SILVER TRUST	Non-Penny
TQQQ	PROSHARES ULTRAPRO QQQ	Non-Penny
ZIOP	ZIOPHARM ONCOLOGY INC	Non-Penny
TPH	TRI POINTE HOMES, INC.	Non-Penny
GOOS	CANADA GOOSE HOLDINGS, INC,	Non-Penny
AMJ	JP MORGAN ALERIAN MLP	Non-Penny
BCS	BARCLAYS PLC	Non-Penny
FISV	FISERV INC	Non-Penny
CRS	CARPENTER TECH CORP	Non-Penny
AER	AERCAP HOLDINGS N.V.	Non-Penny
CROX	CROCS INCORPORATED	Non-Penny
FOX	TWENTY-FIRST CENTURY FOX, INC. CLASS B	Non-Penny
SPXL	DIREXION LARGE CAP BULL 3X	Non-Penny
VMC	VULCAN MATERIALS CO	Non-Penny
MED	MEDIFAST INC	Non-Penny
AMKR	AMKOR TECHNOLOGY INC	Non-Penny
MHK	MOHAWK INDS INC	Non-Penny
P	PANDORA MEDIA INC	Penny
AMBA	AMBARELLA INC	Non-Penny
MDR	MCDERMOTT INTL INC	Non-Penny
ECL	ECOLAB INC	Non-Penny
ANGI	ANGIE'S LIST INC	Non-Penny
NTRI	NUTRISYSTEM INC	Non-Penny
FCEL	FUELCELL ENERGY INC DEL	Non-Penny
WYN	WYNDHAM WORLDWIDE CORP	Non-Penny
VRTX	VERTEX PHARMACEUTICALS	Non-Penny
NLNK	NEWLINK GENETICS CORPORATION	Non-Penny
ANET	ARISTA NETWORKS, INC.	Non-Penny
INFI	INFINITY PHARMACEUTICALS INC	Non-Penny
UFS	DOMTAR INC	Non-Penny
WPRT	WESTPORT FUEL SYSTEMS INC	Non-Penny
YCS	PROSHARES ULTRASHORT YEN	Non-Penny
GORO	GOLD RESOURCE CORP	Non-Penny
GPL	GREAT PANTHER SILVER	Non-Penny
GPOR	GULFPORT ENERGY	Non-Penny
AVEO	AVEO PHARMACEUTICALS INC	Non-Penny
ATHX	ATHERSYS, INC.	Non-Penny
JCI	JOHNSON CONTROLS, INC.	Penny
AMBC	AMBAC FINANCIAL GROUP INC	Non-Penny

CVI	CVR ENERGY INC	Non-Penny
EWA	ISHARES MSCI AUSTRALIA IND FD	Non-Penny
FXA	CURRENCY SH AUS DOL TR	Non-Penny
FXC	CURRENCY SH CAN DOL TR	Non-Penny
AVGTF	AVG TECHNOLOGIES	Non-Penny
BOIL	PROSHARES ULT NATGAS NEW	Non-Penny
ALV	AUTOLIV, INC.	Non-Penny
NAVB	NAVIDEA BIOPHARMACEUTICALS, INC.	Non-Penny
NFG	NATIONAL FUEL GAS CO NJ	Non-Penny
AA	ALCOA CORPORATION	Non-Penny
NXPI	NXP SEMICONDUCTOR N.V	Non-Penny
CASC	CASCADIAN THERAPEUTICS, INC.	Non-Penny
ABMD	ABIOMED, INC.	Non-Penny
RDSA	ROYAL DUTCH SHELL PLC	Non-Penny
TWLO	TWILIO, INC.	Penny
CAB	CABELAS INC	Non-Penny
XEL	XCEL ENERGY INCORPORATED	Non-Penny
ULTA	ULTA SALON, COSM&FRAG INC	Non-Penny
PGH	PENGROWTH ENERGY CORPORATION	Non-Penny
RE	EVEREST RE GROUP LTD BERMUDA	Non-Penny
NSC	NORFOLK SOUTHERN CORP	Non-Penny
GOGO	GOGO, INC.	Non-Penny
ILMN	ILLUMINA INC	Non-Penny
DDS	DILLARDS INC	Non-Penny
YELP	YELP INCORPORATED	Non-Penny
TSO	TESORO CORPORATION	Penny
CHL	CHINA MOBILE LTD	Non-Penny
HIMX	HIMAX TECHNOLOGIES, INC.	Non-Penny
ACHC	ACADIA HEALTHCARE COMPANY, INC.	Non-Penny
TSLA	TESLA MOTROS INC	Penny
LYV	LIVE NATION ENTERTAINMENT INC	Non-Penny
EWC	ISHARES MSCI CANADA IND FD	Non-Penny
NS	NUSTAR ENERGY LP	Non-Penny
ODP	OFFICE DEPOT INC	Penny
SPLS	STAPLES INC	Non-Penny
FAS	DIREXION FINANCIAL BULL 3X	Penny
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS	Non-Penny
GES	GUESS INC	Non-Penny
TLT	ISHARES BARCLAYS 20+YR TREA BD	Penny
RF	REGIONS FINANCIAL CORP NEW	Penny
ETN	EATON CORP	Non-Penny
GRPN	GROUPON, INC.	Penny
TWTR	TWITTER, INC.	Penny
ANIP	ANI PHARMACEUTICALS, INC.	Non-Penny
ZNGA	ZYNGA INC	Penny
PHH	PHH CORPORATION	Non-Penny
GPRO	GOPRO INC	Penny

ARRY	ARRAY BIOPHARMA, INC.	Non-Penny
VIPS	VIPSHOP HOLDINGS LTD	Non-Penny
ACHN	ACHILLION PHARMACEUTICALS	Non-Penny
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	Non-Penny
CIE	COBALT INTL ENERGY INC	Non-Penny
AMCX	AMC NETWORKS, INC.	Non-Penny
WLK	WESTLAKE CHEMICAL CORP	Non-Penny
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS S.A.	Non-Penny
KOS	KOSMOS ENERGY LTD	Non-Penny
TRGP	TARGA RESOURCES CORP.	Non-Penny
ADXS	ADVAXIS, INC.	Non-Penny
BBG	BILL BARRETT CORP.	Non-Penny
DEPO	DEPOMED, INC.	Non-Penny
CUDA	BARRACUDA NETWORKS, INC.	Non-Penny
DSW	DSW, INC.	Non-Penny
ESPR	ESPERION THERAPUTICS	Non-Penny
AGEN	AGENUS INC	Non-Penny
COTY	COTY INC	Penny
MTZ	MASTEC INC	Non-Penny
FANG	DIAMONDBACK ENERGY	Non-Penny
EEM	ISHARES MSCI EMERGING MKTS	Penny
YGE	YINGLI GREEN ENERGY	Non-Penny
EWZ	ISHARES MSCI BRAZIL	Penny
XHB	SPDR SER TR SP HOMEBUILDERS	Penny
AGU	AGRIUM INC	Non-Penny
WU	WESTERN UNION CO THE	Non-Penny
EFA	ISHARES MSCI EAFE INDEX FUND	Penny
FIVE	FIVE BELOW, INC.	Non-Penny
DVY	ISHARES DOW JONES SEL DIV IDX	Non-Penny
ED	CONSOLIDATED EDISON INC	Non-Penny
FUEL	ROCKET FUEL INC	Non-Penny
XLV	SPDR FD HLTHCARE SELECT	Penny
BLDP	BALLARD POWER SYSTEMS INC	Non-Penny
FSLR	FIRST SOLAR INC	Penny
ARCO	ARCOS DORADOS HOLDINGS	Non-Penny
AGQ	PROSHARES ULTRA SILVER	Non-Penny
XL	XL GROUP PLC	Penny
WCC	WESCO INTERNATIONAL INC	Non-Penny
THO	THOR INDUSTRIES INC	Non-Penny
ISRG	INTUITIVE SURGICAL INC	Non-Penny
LB	LIMITED BRANDS INC	Non-Penny
DXCM	DEXCOM, INC.	Non-Penny
IDXX	IDEXX LABORATORIES, INC.	Non-Penny
PBR	PETROLEO BRASILEIRO SA PETRO	Penny
ADS	ALLIANCE DATA SYS CORP	Non-Penny
CERN	CERNER CORP	Non-Penny
VER	VEREIT, INC.	Non-Penny

IRWD	IRONWOOD PHARMACEUTICALS, INC.	Non-Penny
NRG	NRG ENERGY INC	Non-Penny
HP	HELMERICH PAYNE INC	Non-Penny
TJX	TJX COMPANIES INC NEW	Non-Penny
FNV	FRANCO-NEVADA CORPORATION	Non-Penny
GLPI	GAMING AND LEISURE PROPERTIES, INC.	Non-Penny
GNRC	GENERAC HOLDINGS, INC.	Non-Penny
HPT	HOSPITALITY PROPERTIES TRUST	Non-Penny
INSY	INSYS THERAPEUTICS, INC.	Non-Penny
LE	LANDS' END, INC.	Non-Penny
LEA	LEAR CORP.	Non-Penny
OKS	ONEOK PARTNERS, L.P.	Non-Penny
ONVO	ORGANOVO HOLDINGS, INC.	Non-Penny
PBYI	PUMA BIOTECHNOLOGY, INC.	Non-Penny
PLD	PROLOGIS, INC.	Non-Penny
PTCT	PTC THERAPEUTICS, INC.	Non-Penny
SHAK	SHAKE SHACK, INC.	Non-Penny
RSG	REPUBLIC SERVICES, INC.	Non-Penny
SIG	SIGNET JEWELERS LIMITED	Non-Penny
APU	AMERIGAS PARTNERS	Non-Penny
AR	ANTERO RESOURCES CORPORATION	Non-Penny
CSOD	CORNERSTONE ONDEMAND	Non-Penny
CST	CST BRANDS	Non-Penny
DY	DYCOM INDUSTRIES	Non-Penny
FMI	FOUNDATION MEDICINE	Non-Penny
GMLP	GOLAR LNG PARTNERS	Non-Penny
AL	AIR LEASE CORP	Non-Penny
BXP	BOSTON PROPERTIES, INC.	Non-Penny
ANFI	AMIRA NATURE FOODS LTD	Non-Penny
ANSS	ANSYS INC	Non-Penny
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS	Penny
EMES	EMERGE ENERGY SERVICES LP	Non-Penny
TRXC	TRANSENTERIX, INC.	Non-Penny
XLP	SPDR FD CONSUMER STAPLES	Penny
MNTA	MOMENTA PHARMACEUTICALS	Non-Penny
KBR	KBR INC	Non-Penny
STLD	STEEL DYNAMICS INC	Non-Penny
SCSS	SELECT COMFORT CORP.	Non-Penny
BX	BLACKSTONE GROUP	Penny
DAL	DELTA AIR LINES INC	Penny
HRL	HORMEL FOODS CORPORATION	Non-Penny
SBAC	SBA COMMUNICATIONS CORP	Non-Penny
CRUS	CIRRUS LOGIC INC	Non-Penny
NTGR	NETGEAR INC	Non-Penny
RAIL	FREIGHTCAR AMERICA INC	Non-Penny
CLNE	CLEAN ENERGY FUELS CORP	Non-Penny
UAL	UAL CORPORATION NEW	Penny

BYD	BOYD GAMING INC	Non-Penny
PLXS	PLEXUS CORP	Non-Penny
AGCO	AGCO CORP	Non-Penny
TEX	TEREX CORP NEW	Non-Penny
TRN	TRINITY INDUSTRIES INC	Non-Penny
VMW	VMWARE	Non-Penny
STZ	CONSTELLATION BRANDS INC	Non-Penny
PH	PARKER HANNIFIN CORP	Non-Penny
OSK	OSHKOSH CORP	Non-Penny
CORT	CORCEPT THERAPEUTICS INC	Non-Penny
GOOG	ALPHABET, INC. CLASS C	Non-Penny
PDCO	PATTERSON COMPANIES INC	Non-Penny
DIG	PROSHARES ULTRA OIL & GAS	Non-Penny
PNRA	PANERA BREAD COMPANY CL A	Non-Penny
FL	FOOT LOCKER INC	Non-Penny
SGMS	SCIENTIFIC GAMES CORP	Non-Penny
LSTR	LANDSTAR SYS INC	Non-Penny
AKS	AK STEEL HOLDING CORP	Penny
DATA	TABLEAU SOFTWARE INC	Non-Penny
ATHM	AUTOHOME INC	Non-Penny
BEAT	BIOTELEMETRY INC	Non-Penny
CDK	CDK GLOBAL INC	Non-Penny
CG	CARLYLE GROUP LP	Non-Penny
CHD	CHURCH AND DWIGHT	Non-Penny
COMM	COMMSCOPE HOLDING COMPANY	Non-Penny
CVLT	COMMVAULT SYSTEMS INC	Non-Penny
DHT	DHT HOLDINGS	Non-Penny
DCP	DCP MIDSTREAM PARTNERS LP	Non-Penny
LCII	LCI INDUSTRIES	Non-Penny
EXR	EXTRA SPACE STORAGE	Non-Penny
OAK	OAKTREE CAPITAL GROUP LLC	Non-Penny
PBF	PBF ENERGY INC.	Non-Penny
PEGI	PATTERN ENERGY GROUP INC.	Non-Penny
FLT	FLEETCOR TECHNOLOGIES INC	Non-Penny
FSM	FORTUNA SILVER MINS INC	Non-Penny
GIII	G-III APPAREL GROUP LTD	Non-Penny
GIMO	GIGAMON INC	Non-Penny
GLP	GLOBAL PARTNERS LP	Non-Penny
HEES	H&E EQUIPMENT SERVICES INC	Non-Penny
HHC	HOWARD HUGHES CORP	Non-Penny
HSIC	HENRY SCHEIN INC	Non-Penny
IEP	ICAHN ENTERPRISES LP	Non-Penny
MANH	MANHATTAN ASSOCIATES INC	Non-Penny
MIDD	MIDDLEBY CORP	Non-Penny
MMLP	MARTIN MIDSTREAM PARTNERS LP	Non-Penny
TRQ	TURQUOISE HILL RESOURCES, LTD.	Non-Penny
EDC	DIREX DLY EMRG MKT BULL 3X SHS	Non-Penny

LGND	LIGAND PHARMACEUTICALS INCORPORATED	Non-Penny
MLCO	MELCO PBL ENTERTAINMENT	Non-Penny
DUG	PROSHARES ULTRASH OIL & GAS	Non-Penny
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.	Non-Penny
EWH	ISHARES MSCI HONG KONG	Non-Penny
PANW	PALO ALTO NETWORKS INC	Non-Penny
AMAG	AMAG PHARMACEUTICALS	Non-Penny
CTRP	CTRIP COM	Non-Penny
IBKR	INTERACTIVE BROKERS INC	Non-Penny
SFUN	FANG HOLDINGS LIMITED	Non-Penny
CLS	CELESTICA INC	Non-Penny
AMP	AMERIPRISE FINANCIAL INC	Non-Penny
MFA	MFA FINANCIAL INCORPORATED	Non-Penny
UBNT	UBIQUITI NETWORKS INC	Non-Penny
XLB	SPDR FD MATERIALS SELECT SECT	Penny
THLD	THRESHOLD PHARMA INC	Non-Penny
GSAT	GLOBALSTAR INC	Non-Penny
KMI	KINDER MORGAN	Penny
RENN	RENREN INC	Non-Penny
CSX	CSX CORP	Penny
ERX	DIREXION ENERGY BULL 3X	Non-Penny
SYNA	SYNAPTICS INC	Non-Penny
QVCA	LIBERTY MEDIA HLDG CORP INT	Non-Penny
IIIN	INSTEEL INDUSTRIES INC	Non-Penny
RL	RALPH LAUREN CORPORATION	Non-Penny
CHRW	CH ROBINSON WRLDWDE INC	Non-Penny
MTH	MERITAGE HOMES CORPORATION	Non-Penny
ROK	ROCKWELL AUTOMATION INC	Non-Penny
SALT	SCORPIO BULKERS	Non-Penny
CLF	CLEVELAND CLIFFS NATURAL RESOURCES	Penny
AEO	AMERICAN EAGLE OUTFITTERS NEW	Non-Penny
SNI	SCRIPPS NETWORKS INTERACTIVE, INC.	Non-Penny
IEF	ISHARES BARCLAYS 7 10 YEAR TR BOND FUND	Non-Penny
MDRX	ALLSCRIPTS HEALTHCARE INC	Non-Penny
MPW	MEDICAL PROPERTIES TRUST INC	Non-Penny
MSTR	MICROSTRATEGY INC	Non-Penny
MTN	VAIL RESORTS INC	Non-Penny
PFPT	PROOFPOINT INC.	Non-Penny
WEC	WEC ENERGY GROUP INC	Non-Penny
WAB	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORP	Non-Penny
VSI	VITAMIN SHOPPE INC.	Non-Penny
VNTV	VANTIV INC	Non-Penny
USAC	USA COMPRESSION PARTNERS LP	Non-Penny
TDG	TRANSDIGM GROUP INC	Non-Penny
TCX	TUCOWS INC.	Non-Penny
TCAP	TRIANGLE CAPITAL CORP	Non-Penny
TAHO	TAHOE RESOURCES INC.	Non-Penny

STNG	SCORPIO TANKERS INC.	Non-Penny
ST	SENSATA TECHNOLOGIES HOLDING NV	Non-Penny
SSTK	SHUTTERSTOCK INC.	Non-Penny
SNA	SNAP-ON INC.	Non-Penny
MTCH	MATCH GROUP, INC.	Non-Penny
MTDR	MATADOR RESOURCES COMPANY	Non-Penny
NTNX	NUTANIX, INC.	Non-Penny
OCUL	OCULAR THERAPEUTIX, INC.	Non-Penny
SCI	SERVICE CORPORATION INTERNATIONAL	Non-Penny
WPG	WASHINGTON PRIME GROUP, INC.	Non-Penny
ZAYO	ZAYO GROUP HOLDINGS, INC.	Non-Penny
BRS	BRISTOW GROUP	Non-Penny
PSO	PEARSON PLC	Non-Penny
Z	ZILLOW GROUP, INC. CLASS C	Non-Penny
RDN	RADIAN GROUP	Non-Penny
ELLI	ELLIE MAE, INC.	Non-Penny
UVXY	PROSHARES ULTRA VIX SHORT TERM	Penny
DSX	DIANA SHIPPING INC	Non-Penny
UVV	UNIVERSAL CORP VA	Non-Penny
ABUS	ARBUTUS BIOPHARMA CORPORATION	Non-Penny
JASO	JA SOLAR HOLDINGS CO	Non-Penny
BID	SOTHEBYS	Non-Penny
MAC	MACERICH CO	Non-Penny
EWY	ISHARES MSCI SOUTH KOREA IND F	Penny
HA	HAWAIIAN HOLDINGS INC	Non-Penny
STM	STMICROELECTRONICS	Non-Penny
ARCC	ARES CAPITAL GROUP	Non-Penny
CHTR	CHARTER COMMUNICATIONS, INC.	Non-Penny
FAST	FASTENAL CO	Non-Penny
SEDG	SOLAREDGE TECHNOLOGIES, INC.	Non-Penny
FAZ	DIREXION FINANCIAL BEAR 3X	Penny
CNC	CENTENE CORPORATION	Non-Penny
MCRI	MONARCH CASINO RESORT	Non-Penny
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD	Penny
GBX	THE GREENBRIER COMPANIES, INC.	Non-Penny
NCR	NCR CORP	Non-Penny
CMC	COMMERCIAL METALS CO	Non-Penny
OC	OWENS CORNING	Non-Penny
K	KELLOGG CO	Non-Penny
ASHR	DEUTSCHE X TRACKERS HARVEST CSI 300 CHINA ETF	Penny
DXC	DXC TECHNOLOGY	Non-Penny
ATVI	ACTIVISION BLIZZARD, INC.	Penny
MTRN	MATERION CORPORATION	Non-Penny
PGR	PROGRESSIVE CORP OH	Non-Penny
FIS	FIDELITY NATL INFROMATION SVC	Penny
EXP	EAGLE MATERIALS INC	Non-Penny
BLUE	BLUEBIRD BIO, INC.	Non-Penny

AFL	AFLAC INCORPORATED	Penny
LBTYA	LIBERTY GLOBAL INC	Non-Penny
JDST	DIREXION DAILY JR GOLD MINERS BEAR 3X	Non-Penny
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	Non-Penny
CXW	CORECIVIC, INC.	Non-Penny
DYN	DYNEGY, INC.	Non-Penny
FGP	FERRELLGAS PARTNERS, L.P.	Non-Penny
AAOI	APPLIED OPTOELECTONICS	Non-Penny
FMSA	FMSA HOLDINGS	Non-Penny
PVTB	PRIVATE BANCORP	Non-Penny
WPX	WPX ENERGY	Non-Penny
AAXN	AXON ENTERPRISE	Non-Penny
BMRN	BIOMARIN PHARMACEUTICALS	Non-Penny
BWLD	BUFFALO WILD WINGS	Non-Penny
DECK	DECKERS OUTDOOR CORP	Non-Penny
W	WAYFAIR, INC.	Non-Penny
FIG	FORTRESS INV GROUP	Non-Penny
SA	SEABRIDGE GOLD	Non-Penny
SPH	SUBURBAN PROPANE PARTNERS LP	Non-Penny
KRE	SPDR KBW REGIONAL BANKING	Penny
BC	BRUNSWICK CORP	Non-Penny
FXE	CURRENCY SHARES EURO TR	Penny
SIGM	SIGMA DESIGNS INC	Non-Penny
UIS	UNISYS CORP	Non-Penny
FEZ	PDR EURO STOXX 50 ETF	Non-Penny
URBN	URBAN OUTFITTERS INC	Non-Penny
CB	CHUBB LIMITED	Non-Penny
LXRX	LEXICON PHARMACEUTICALS, INC.	Non-Penny
HIG	HARTFORD FINL SVCS GRP INC	Penny
MDY	S P MIDCAP 400 DEP RCPT	Non-Penny
EXC	EXELON CORP	Non-Penny
GPRE	GREEN PLAINS INC	Non-Penny
XLI	SPDR FD INDUSTRIAL	Penny
EQIX	EQUINIX INC	Non-Penny
ZTS	ZOETIS INC	Non-Penny
ARRS	ARRIS GROUP IINC	Non-Penny
ICE	INTERCONTINENTALEXCHANGE	Non-Penny
GME	GAMESTOP CORP	Penny
IMMR	IMMERSION CORP	Non-Penny
STT	STATE STREET CORP	Penny
EAT	BRINKER INTL INC	Non-Penny
CVRR	CVR REFINING LP	Non-Penny
HUN	HUNTSMAN CORP	Non-Penny
CLX	CLOROX COMPANY	Non-Penny
GM	GENERAL MOTORS COMPANY	Penny
SPN	SUPERIOR ENERGY SVCS INC	Non-Penny
MACK	MERRIMACK PHARMACEUTICALS INC	Non-Penny

WAC	WALTER INVT MGMT CORP	Non-Penny
MBLY	MOBILEYE N V	Non-Penny
BOFI	BOFI HOLDING, INC.	Non-Penny
IO	ION GEOPHYSICAL CORP	Non-Penny
RYAAY	RYANAIR HOLDINGS PLC	Non-Penny
CF	CF INDUSTRIES	Penny
DAKT	DAKTRONICS	Non-Penny
TERP	TerraForm Power, Inc.	Non-Penny
PPG	PPG INDS INC	Non-Penny
OUT	OUTFRONT MEDIA, INC.	Non-Penny
IMAX	IMAX CORP	Non-Penny
MBT	MOBILE TELESYSTEMS OJSC	Non-Penny
ARCB	ARCBEST CORPORATION	Non-Penny
EMR	EMERSON ELECTRIC CO	Non-Penny
TMO	THERMO FISHER SCIENTIFIC INC	Non-Penny
FTEK	FUEL TECH	Non-Penny
BV	BAZAARVOICE, INC.	Non-Penny
NUAN	NUANCE COMMUNICATIONS INC	Non-Penny
NYT	NEW YORK TIMES CO	Non-Penny
BHP	BHP BILLITON LTD	Penny
CMA	COMERICA INC	Penny
REGN	REGENERON PHARM	Non-Penny
SVU	SUPERVALU INC	Non-Penny
LGFA	LIONS GATE ENTMNT CORP	Non-Penny
RAS	RAIT FINANCIAL TRUST	Non-Penny
TXT	TEXTRON INC	Penny
IYF	ISHARES DOW JONES US FIN SEC	Non-Penny
GGB	GERDAU S A	Non-Penny
SC	SANTANDER CONSUMER USA HOLDINGS, INC.	Non-Penny
RS	RELIANCE STL ALUMINUM CO	Non-Penny
CYBR	CYBERARK SOFTWARE, LTD.	Non-Penny
CMTL	COMTECH TELECOMM CO	Non-Penny
INO	INOVIO PHARMACEUTICALS, INC.	Non-Penny
IAI	ISHARES DJ BROKER INDEX	Non-Penny
OTEX	OPEN TEXT CORP	Non-Penny
JACK	JACK IN THE BOX	Non-Penny
DFS	DISCOVER FINANCIAL SERVICES	Non-Penny
BPL	BUCKEYE PARTNERS	Non-Penny
CE	CELANESE CORP	Non-Penny
SYX	SYSTEMAX INC	Non-Penny
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA, INC.	Non-Penny
CRZO	CARRIZO OIL AND GAS	Non-Penny
INFY	INFOSYS LTD	Non-Penny
KOL	VANECK VECTORS COAL ETF	Non-Penny
BPOP	POPULAR INC	Penny
KLIC	KULICKE & SOFFA INDS INC	Non-Penny
QLYS	QUALYS, INC.	Non-Penny

WY	WEYERHAEUSER CO	Non-Penny
MYGN	MYRIAD GENETICS INC	Non-Penny
KBE	SPDR KBW BANK	Non-Penny
NOW	SERVICENOW, INC.	Non-Penny
AXL	AMERICAN AXLE MFG HLDGS INC	Non-Penny
TOT	TOTAL S A	Non-Penny
PLT	PLANTRONICS INC	Non-Penny
MGA	MAGNA INTL INC	Non-Penny
NVS	NOVARTIS AG	Non-Penny
NEE	NEXTERA ENERGY, INC.	Non-Penny
FXI	ISHARES FTSE CHINA 25 INDEX FUND	Penny
DXJ	WISDOM TREE JAPAN HEDGED EQUITY	Penny
MAR	MARRIOTT INTL INC	Non-Penny
MOO	VANECK VECTORS-AGRIBUSINESS	Non-Penny
UCO	PROSHS ULTRA DJ-AIG CRUD OIL	Non-Penny
DG	DOLLAR GENERAL CORP NEW	Non-Penny
FLR	FLUOR CORP NEW	Non-Penny
CHRS	COHERUS BIOSCIENCES	Non-Penny
CPA	COPA HOLDINGS SA	Non-Penny
YUM	YUM BRANDS INC	Penny
MTU	MITSUBISHI UFJ FINANCIAL GRP INC	Non-Penny
AIG	AMERICAN INTERNATIONAL GROUP, INC	Penny
TWX	TIME WARNER INC.	Penny
ABT	ABBOTT LABORATORIES, INC.	Penny
ALL	ALLSTATE CORPORATION	Penny
AXP	AMERICAN EXPRESS COMPANY	Penny
AMAT	APPLIED MATERIALS, INC.	Penny
AMGN	AMGEN, INC.	Penny
AMZN	AMAZON.COM INC	Penny
AMD	ADVANCED MICRO DEVICES INC.	Penny
RICE	RICE ENERGY, INC.	Non-Penny
AVP	AVON PRODUCTS INC	Non-Penny
AAPL	APPLE COMPUTER INC.	Penny
ABX	BARRICK GOLD CORP.	Penny
HRI	HERC HOLDINGS, INC.	Non-Penny
ARNC	ARCONIC, INC.	Penny
ADI	ANALOG DEVICES INC	Non-Penny
SHLD	SEARS HOLDING	Penny
TROV	TROVAGENE INC	Non-Penny
RAI	REYNOLDS AMERICAN INC	Non-Penny
AET	AETNA, INC.	Penny
ADBE	ADOBE SYSTEMS INC.	Penny
APC	ANADARKO PETROLEUM CORPORATION	Penny
A	AGILENT TECHNOLOGIES, INC	Penny
AZN	ASTRAZENECA PLC ADS	Non-Penny
AN	AUTONATION, INC	Non-Penny
AZO	AUTOZONE INC.	Non-Penny

DAN	DANA INC	Non-Penny
EWM	ISHARES MSCI MALAYSIA INDEX	Non-Penny
RYN	RAYONIER, INC.	Non-Penny
BBRY	BLACKBERRY	Penny
EMN	EASTMAN CHEMICAL COMPANY	Non-Penny
ITRI	ITRON INC	Non-Penny
AMG	AFFILIATED MANAGERS GRP INC	Non-Penny
BCO	BRINKS COMPANY THE	Non-Penny
BAC	BANK OF AMERICA CORP.	Penny
BA	BOEING COMPANY	Penny
MSCC	MICROSEMI CORP	Non-Penny
BMY	BRISTOL-MYERS SQUIBB COMPANY	Penny
SHPG	SHIRE PLC	Non-Penny
BRCD	BROCADE COMM., SYSTEMS, INC.	Penny
CREE	CREE INCORPORATED	Penny
BBY	BEST BUY CO. INC.	Penny
AMRN	AMARIN CORP PLC	Penny
DNKN	DUNKIN BRANDS GROUP	Non-Penny
TROX	TRONOX INC	Non-Penny
BAX	BAXTER INTERNATIONAL INC.	Penny
BSX	BOSTON SCIENTIFIC CORP	Penny
BP	BP P.L.C.	Penny
BHI	BAKER HUGHES INC	Penny
BK	BANK OF NEW YORK MELLON CO THE	Penny
UNG	UNITED STATES NAT GAS FUND	Penny
DDD	3-D SYSTEMS CORP	Penny
HRS	HARRIS CORP	Non-Penny
DVA	DAVITA HEALTH CARE PARTNERS	Non-Penny
ALKS	ALKERMES INC	Non-Penny
CYTR	CYTRX CORPORATION	Non-Penny
AGNC	AMERICAN CAPITAL AGENCY CORP	Penny
SANM	SANMINA-SCI CORP	Non-Penny
MTL	MECHEL OAO	Non-Penny
KORS	MICHAEL KORS HOLDINGS LTD	Non-Penny
EQR	EQUITY RESIDENTIAL	Non-Penny
CDE	COEUR D ALENE MINES CORP IDA	Non-Penny
AEP	AMERICAN ELECTRIC POWER INC	Non-Penny
HTZ	HERTZ RENTAL CAR	Non-Penny
GALE	GALENA BIOPHARMA, INC.	Non-Penny
KEY	KEYCORP	Penny
SM	SM ENERGY COMPANY	Non-Penny
TIF	TIFFANY & COMPANY	Penny
CVX	CHEVRON CORPORATION	Penny
CSCO	CISCO SYSTEMS, INC.	Penny
C	CITIGROUP INC	Penny
SPWR	SUNPOWER CORPORATION	Penny
CAR	AVIS BUDGET GROUP, INC.	Non-Penny

COF	CAPITAL ONE FINANCIAL CORP	Penny
EDAP	EDAP TMS	Non-Penny
CHKP	CHECK POINT SOFTWARE TECH, ADR	Non-Penny
MXIM	MAXIM INTEGRATED PRODS	Non-Penny
CA	CA INCORPORATED	Non-Penny
CIEN	CIENA CORPORATION	Penny
PLX	PROTALIX BIOTHERAPEUTICS INC	Non-Penny
LN	LINE CORP	Non-Penny
CAH	CARDINAL HEALTH INC	Non-Penny
CTXS	CITRIX SYSTEMS, INC.	Non-Penny
HXL	HEXCEL CORP	Non-Penny
COST	COSTCO WHOLESALE CORP.	Penny
CCMP	CABOT MICROELECTRONICS CORP	Non-Penny
CAT	CATERPILLAR, INC.	Penny
NFLX	NETFLIX INC	Penny
AMLP	ALPS ALERIAN MLP ETF	Non-Penny
CCK	CROWN HOLDINGS, INC.	Non-Penny
GRA	W. R. GRACE & CO	Non-Penny
ARR	ARMOUR RESIDENTIAL REIT INC	Non-Penny
BBD	BANCO BRADESCO	Penny
HLIT	HARMONIC INC	Non-Penny
TROW	T ROWE PRICE GROUP INC	Non-Penny
ENDP	ENDO PHARMACEUTICALS HLDGS	Non-Penny
UA	UNDER ARMOUR, INC. CLASS C COMM	Non-Penny
TMUS	T-MOBILE US, INC.	Penny
ADTN	ADTRAN INC	Non-Penny
SNP	CHINA PETROLEUM CHEM CORP	Non-Penny
ADM	ARCHER DANIELS MIDLAND CO	Penny
CRM	SALESFORCE COM INC	Penny
DIS	WALT DISNEY COMPANY (THE)	Penny
STRP	STRAIGHT PATH COMMUNICATIONS, INC.	Non-Penny
DUK	DUKE ENERGY CORP	Non-Penny
STX	SEAGATE TECHNOLOGY INC	Penny
CEO	CNOOC LIMITED	Non-Penny
DD	DU PONT EL DE NEMOURS	Penny
DOW	DOW CHEMICALS CO	Penny
DISH	DISH NETWORK CORP.	Non-Penny
SWKS	SKYWORKS SOLUTIONS INC	Non-Penny
DOX	AMDOCS LTD	Non-Penny
BABA	ALIBABA GROUP HOLDING LTD	Penny
VXZ	IPATH S&P 500 VIX MT FUTURES ETN	Non-Penny
BCRX	BIOCRYST PHARMACEUTICALS INC	Penny
PWR	QUANTA SERVICES INC	Non-Penny
WEN	THE WENDY'S COMPANY	Non-Penny
PSX	PHILLIPS 66	Non-Penny
URI	UNITED RENTALS INC	Non-Penny
BG	BUNGE LTD	Non-Penny

RRC	RANGE RESOURCES CORP	Non-Penny
CTL	CENTURYTEL INC	Non-Penny
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST	Penny
TV	GRUPO TELEVISA	Non-Penny
ETR	ENTERGY CORP	Non-Penny
TAP	MOLSON COORS BREWING CO	Non-Penny
BLL	BALL CORP	Non-Penny
KNDI	KANDI TECHNOLOGIES GROUP, INC.	Non-Penny
KND	KINDRED HEALTHCARE INC	Non-Penny
BURL	BURLINGTON STORES INC	Non-Penny
RWT	REDWOOD TRUST INC	Non-Penny
PLCE	CHILDREN'S PLACE RETL STRS INC	Non-Penny
WOR	WORTHINGTON INDS INC	Non-Penny
MON	MONSANTO CO NEW	Penny
DVMT	DELL TECHNOLOGIES INC	Non-Penny
FIZZ	NATIONAL BEVERAGE	Non-Penny
EBAY	EBAY, INC.	Penny
SID	COMPANHIA SIDERURGICA	Non-Penny
NMM	NAVIOS MARITIME	Non-Penny
EA	ELECTRONIC ARTS, INC.	Penny
BDSI	BIODELIVERY SCIENCES INTERNATIONAL, INC.	Non-Penny
CC	THE CHEMOURS COMPANY	Non-Penny
ERIC	ERICSSON	Non-Penny
SFM	SPROUTS FARMERS MARKET, INC.	Non-Penny
ALR	ALERE, INC.	Non-Penny
VIAV	VIAVI SOLUTIONS	Penny
GRUB	GRUBHUB INC	Non-Penny
CAKE	CHEESECAKE FACTORY INC	Non-Penny
AKRX	AKORN, INC.	Non-Penny
POST	POST HOLDINGS, INC.	Non-Penny
INSG	INSEEGO CORPORATION	Non-Penny
ON	ON SEMICONDUCTOR CORP	Non-Penny
ABAX	ABAXIS INC	Non-Penny
VNDA	VANDA PHARMACEUTICALS INC	Non-Penny
MT	ARCELOR MITTAL	Penny
RMTI	ROCKWELL MEDICAL INC	Non-Penny
GLL	PROSHARES ULTRASHORT GOLD	Non-Penny
VXX	IPATH S&P 500 VIX SHORT TERM FUTURES	Penny
QSII	QUALITY SYS INC	Non-Penny
EXPE	EXPEDIA INC	Non-Penny
FTI	FMC TECHNOLOGIES INC	Non-Penny
ASNA	ASCENA RETAIL GROUP INC	Non-Penny
CBOE	CBOE HOLDINGS INC	Non-Penny
RAD	RITE AID CORP	Penny
STI	SUNTRUST BANKS INC	Penny
CEMP	CEMPRA, INC.	Non-Penny
MWA	MUELLER WATER PRODUCTS	Non-Penny

PHO	POWERSHARES WATER RES PTF	Non-Penny
X	UNITED STATES STEEL CORP	Penny
F	FORD MOTOR COMPANY	Penny
FLEX	FLEXTRONICS INTERNATIONAL	Penny
S	SPRINT NEXTEL CORP	Penny
ALSK	ALASKA COMM SYSTEMS GROUP	Non-Penny
PDS	PRECISION DRILLING CORP	Non-Penny
FDX	FEDEX CORP	Penny
ALLY	ALLY FINANCIAL INC	Non-Penny
NKTR	NEKTAR THERAPEUTICS	Non-Penny
CMCSA	COMCAST CORPORATION CLASS A	Penny
DRI	DARDEN RESTAURANTS INC	Non-Penny
PSTG	PURE STORAGE, INC.	Non-Penny
ASH	ASHLAND INC NEW	Non-Penny
AVGO	BROADCOM LIMITED	Non-Penny
LVS	LAS VEGAS SANDS CORP	Penny
SNY	SANOFI	Non-Penny
ZUMZ	ZUMIEZ INC	Non-Penny
CENX	CENTURY ALUMINUM CO	Penny
BCOR	BLUCORA, INC.	Non-Penny
SKYW	SKYWEST, INC.	Non-Penny
IVR	INVESCO MORTGAGE CAPITAL INC	Non-Penny
FB	FACEBOOK INC	Penny
PIR	PIER 1 IMPORTS, INC.	Non-Penny
GG	GOLDCORP INC	Penny
CLVS	CLOVIS ONCOLOGY, INC.	Non-Penny
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA	Non-Penny
CCL	CARNIVAL CORPORATION	Non-Penny
MCK	MCKESSON CORPORATION	Non-Penny
SPXC	SPX CORPORATION	Non-Penny
VAR	VARIAN MEDICAL SYSTEMS INC	Non-Penny
IDTI	INTEGRATED DEVICE TECH INC	Non-Penny
EPI	WISDOMTREE INDIA EARNINGS	Non-Penny
CBS	CBS CORPORATION	Penny
SSRI	SILVER STANDARD RESOURCES IN	Non-Penny
IVZ	INVESCO LTD	Non-Penny
GE	GENERAL ELECTRIC CO	Penny
UYM	PROSHARES ULTRA BASIC MATERI	Non-Penny
GS	GOLDMAN SACHS GROUP, INC (THE)	Penny
GLW	CORNING INC	Penny
GPS	GAP INC	Penny
CYH	COMMUNITY HEALTH SYS	Non-Penny
SIVB	SVB FINANCIAL GROUP	Non-Penny
RPRX	REPROS THERAPEUTICS INC	Non-Penny
GD	GENERAL DYNAMICS	Non-Penny
GILD	GILEAD SCIENCES, INC.	Penny
DLR	DIGITAL REALTY TRUST, INC.	Non-Penny

ETFC	E*TRADE FINANCIAL CORPORATION	Penny
NG	NOVAGOLD RESOURCES INC NEW	Non-Penny
SLV	ISHARE SILVER TRUST	Penny
GT	GOODYEAR TIRE & RUBBER, INC.	Non-Penny
UTHR	UNITED THERAPEUTICS CORPORATION	Non-Penny
GOOGL	ALPHABET INC.	Non-Penny
PVG	PRETIUM RESOURCES, INC.	Non-Penny
VNQ	VANGUARD REIT ETF	Non-Penny
AUY	YAMANA GOLD INC	Penny
SPY	SPDR S&P 500 ETF	Penny
UNM	UNUM GROUP	Non-Penny
HLF	HERBALIFE LTD	Penny
ARWR	ARROWHEAD RESEARCH CORP.	Non-Penny
FMC	FMC CORP	Non-Penny
VOD	VODAFONE GROUP PLC	Penny
TTWO	TAKE TWO INTERACTIVE SOFTWARE INC	Non-Penny
OIS	OIL ST INTL INC	Non-Penny
KR	KROGER COMPANY	Non-Penny
APH	AMPHENOL CORP	Non-Penny
ZBH	ZIMMER BIOMET HOLDINGS INC	Non-Penny
NEPT	NEPTUNE TECHNOLOGIES & BIORESOURCES INC	Non-Penny
KSU	KANSAS CITY SOUTHERN	Non-Penny
CNI	CANADIAN NATL RAILWAY CO	Non-Penny
HD	HOME DEPOT INC	Penny
HON	HONEYWELL INTL INC.	Penny
HPQ	HEWLETT-PACKARD COMPANY	Penny
HAL	HALLIBURTON CO	Penny
HOG	HARLEY DAVIDSON, INC.	Penny
BGC	GENERAL CABLE CORP	Non-Penny
HSY	THE HERSHEY COMPANY	Penny
HRB	H&R BLOCK INC.	Non-Penny
AUO	AU OPTRONICS CORPORATION	Non-Penny
YRCW	YRC WORLDWIDE, INC.	Penny
HLX	HELIX ENERGY SOLUTIONS GROUP	Non-Penny
GGP	GENERAL GROWTH PROPERTIES, INC.	Penny
BCR	BARD C R INC	Non-Penny
SJM	SMUCKER JM CO	Non-Penny
WIT	WIPRO LTD	Non-Penny
DLTR	DOLLAR TREE, INC.	Non-Penny
RGLD	ROYAL GOLD INC	Non-Penny
FCX	FREEPORT MCMORAN COP & GOLD INC	Penny
DE	DEERE & CO	Penny
PCLN	PRICELINE.COM INC	Non-Penny
XLE	ENERGY SELECT SECTOR SPDR	Penny
FITB	FIFTH THIRD BANCORP	Penny
OXY	OCCIDENTAL PETEROLEUM CORPORATION	Penny
CACC	CREDIT ACCEPTANCE CORP.	Non-Penny

VICL	VICAL, INC.	Non-Penny
TIVO	TIVO INC	Non-Penny
IWO	ISHARES RUSSELL 2000 GROWTH INDEX	Non-Penny
NYCB	NEW YORK COMMNTY BANCORP INC	Non-Penny
SKF	PRO SHARES ULTRA FINANCIALS	Penny
MATX	MATSON, INC.	Non-Penny
IWN	ISHARES RUSSELL 2000 VAL INDX	Non-Penny
SPG	SIMON PROPERTY GROUP INC NEW	Penny
TM	TOYOTA MOTOR CORP	Penny
RGC	REGAL ENTERTAINMENT GROUP	Non-Penny
CIM	CHIMERA INVESTMENT CORP	Non-Penny
IBM	INTL BUSINESS MACHINE CORP	Penny
INTC	INTEL CORP	Penny
BIIB	BIOGEN IDEC INC	Non-Penny
IP	INTL PAPER, CO.	Penny
OSTK	OVERSTOCK.COM	Non-Penny
SLG	SL GREEN REALTY CORP	Non-Penny
INTU	INTUIT, INC.	Non-Penny
ACIA	ACACIA COMMUNICATIONS, INC.	Non-Penny
CME	CME GROUP INC	Non-Penny
NE	NOBLE DRILLING CORPORATION	Penny
CCI	CROWN CASTLE INTL CORP	Non-Penny
AVAV	AEROVIRONMENT INC	Non-Penny
HST	HOST HOTEL RESORTS INC	Non-Penny
TZA	DIREX DLY SMALL CAP BEAR 3X	Penny
AAP	ADVANCE AUTO PARTS INC	Non-Penny
NQ	NQ MOBILE, INC.	Penny
GBT	GLOBAL BLOOD THERAPEUTICS	Non-Penny
LAMR	LAMAR ADVERTISING COMPANY	Non-Penny
JBLU	JETBLUE AIRWAYS CORPORATION	Non-Penny
AMTD	TD AMERITRADE HLDG CORPORATION	Non-Penny
LUV	SOUTHWEST AIRLINES CO	Non-Penny
NWL	NEWELL BRANDS, INC.	Non-Penny
SRS	PRO SHARES ULTRA SHORT REAL ESTATE	Penny
TNA	DIREXION SMALL CAPP BULL 3X	Penny
NUE	NUCOR CORPORATION	Penny
UGL	PRO SHARES ULTRA GOLD	Non-Penny
HMY	HARMONY GOLD MNG CO LTD	Non-Penny
QID	PROSHARES ULTRASHORT QQQ	Penny
SSYS	STRATASYS LTD	Non-Penny
URE	PROSHARES ULTRA REAL ESTATE	Penny
SEAS	SEAWORLD ENTERTAINMENT, INC.	Non-Penny
FRO	FRONTLINE LTD NEW	Non-Penny
XEC	CIMAREX ENERGY CO	Non-Penny
SFLY	SHUTTERFLY INC	Non-Penny
ARNA	ARENA PHARMACEUTICALS INC	Penny
CPB	CAMPBELL SOUP CO	Non-Penny

JNJ	JOHNSON & JOHNSON	Penny
JPM	J.P. MORGAN CHASE & CO	Penny
JNPR	JUNIPER NETWORKS INC.	Penny
JBL	JABIL CIRCUIT, INC.	Non-Penny
JCP	J C PENNY	Penny
CMPR	VISTAPRINT NV	Non-Penny
IWM	ISHARES RUSSELL 2000 INDEX FUND	Penny
CBRL	CBRL GROUP INC	Non-Penny
ARLZ	ARALEZ PHARMACEUTICALS, INC.	Non-Penny
TDW	TIDEWATER INC	Non-Penny
JWN	NORDSTROM INC	Penny
VRA	VERA BRADLEY, INC.	Non-Penny
UUP	PWR SHARES DB US IND BULL FD	Penny
VNO	VORNADO REALTY TRUST	Non-Penny
CMI	CUMMINS INC	Non-Penny
CX	CEMEX S A B DE C V	Penny
CTAS	CINTAS CORP	Non-Penny
VVUS	VIVUS INC	Penny
MYL	MYLAN INC	Penny
WUBA	58.COM, INC.	Non-Penny
SLAB	SILICON LABORATORIES INC	Non-Penny
MNST	MONSTER BEVERAGE CORPORATION	Non-Penny
MANU	MANCHESTER UNITED PLC	Non-Penny
SN	SANCHEZ ENERGY CORPORATOIN	Non-Penny
CELG	CELGENE CORPORATION	Penny
RJF	RAYMOND JAMES FIN INC	Non-Penny
CL	COLGATE-PALMOLIVE COMPANY	Penny
MDLZ	MONDELEZ INTERNATIONAL INC	Penny
GIS	GENERAL MILLS INC	Penny
ADSK	AUTODESK INC	Penny
ITT	ITT CORP	Non-Penny
MDCO	MEDICINES COMPANY THE	Non-Penny
SPXS	DIREX DLY LG CAP BEAR 3X	Non-Penny
CLMT	CALUMET SPEC PROD PART L.P.	Non-Penny
YY	YY, INC.	Non-Penny
GPC	GENUINE PARTS COMPANY	Non-Penny
KO	COCA-COLA CO	Penny
KLAC	KLA TENCOR CORP	Non-Penny
KSS	KOHL'S CORP	Non-Penny
GEL	GENESIS ENERGY	Non-Penny
LAD	LITHIA MOTORS	Non-Penny
IR	INGERSOLL-RAND PLC IRELAND	Non-Penny
CZZ	COSAN LTD	Non-Penny
CPN	CALPINE GROUP	Non-Penny
SPPI	SPECTRUM PHARM INC	Non-Penny
AMED	AMEDISYS INC	Penny
EPD	ENTERPRISE PDCTS PARTNRS L P	Non-Penny

DPS	DR PEPPER SNAPPLE GROUP	Non-Penny
IMMU	IMMUNOMEDICS INC	Non-Penny
CVA	COVANTA HOLDING CORP	Non-Penny
AAL	AMERICAN AIRLINES GROUP	Penny
ECYT	ENDOCYTE INC	Non-Penny
NGL	NGL ENERGY PARTNERS	Non-Penny
TPX	TEMPUR-PEDIC INT'L INC	Non-Penny
RHT	RED HAT INC	Non-Penny
TER	TERADYNE INC	Non-Penny
AVDL	Avadel Pharmaceuticals plc	Non-Penny
OHI	OMEGA HEALTHCARE INVESTORS	Non-Penny
CNP	CENTERPOINT ENERGY INC HLDG CO	Non-Penny
UDN	PWR SH DB US $ IND BEAR FD	Non-Penny
ETP	ENERGY TRANSFER UNIT	Non-Penny
OPHT	OPHTHOTECH CORPORATION	Non-Penny
DGX	QUEST DIAGNOSTICS INC	Non-Penny
TSEM	TOWER SEMICONDUCTOR, LTD.	Non-Penny
SODA	SODASTREAM INTERNATIONAL LTD	Non-Penny
ORIG	OCEAN RIG	Non-Penny
CBI	CHICAGO BRIDGE & IRON CO	Non-Penny
BIDU	BAIDU, INC. ADR	Penny
SUPN	SUPERNUS PHARMACEUTICALS INC	Non-Penny
SWK	STANLEY BLACK & DECKER, INC.	Non-Penny
LLY	ELI LILLY & CO	Penny
EUO	PROSHARES ULTRASHORT EURO	Non-Penny
LOW	LOWES COMPANIES INC	Penny
ENB	ENBRIDGE, INC.	Non-Penny
CNAT	CONATUS PHARMACEUTICALS, INC.	Non-Penny
LMT	LOCKHEED MARTIN CORP	Non-Penny
XONE	EXONE COMPANY	Non-Penny
LVLT	LEVEL 3 COMMUNICATIONS, INC.	Non-Penny
LEN	LENNAR CORP	Penny
LLL	L-3 TECHNOLOGIES, INC.	Non-Penny
TZOO	TRAVELZOO INC	Non-Penny
WFM	WHOLE FOODS MARKET INC	Penny
EXAS	EXACT SCIENCES CORPORATION	Non-Penny
OII	OCEANEERING INTL INC	Non-Penny
OI	OWENS ILLINOIS INC	Non-Penny
MTW	MANITOWOC COMPANY INC	Non-Penny
VJET	VOXELJET AG ADS	Non-Penny
FLIR	FLIR SYSTEMS INC	Non-Penny
EIX	EDISON INTERNATIONAL INC	Non-Penny
CRC	CALIFORNIA RESOURCES CORPORATION	Non-Penny
PAYX	PAYCHEX INC	Non-Penny
ENZ	ENZO BIOCHEM INC	Non-Penny
CAVM	CAVIUM NETWORKS	Non-Penny
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	Penny

IBN	ICICI BANK LTD	Penny
D	DOMINION RES INC (VA) NEW	Non-Penny
AES	AES CORPORATION	Non-Penny
PGNX	PROGENICS PHARMACEUTICAL INC	Non-Penny
WYNN	WYNN RESORTS LTD	Penny
MTG	MGIC INVESTMENT CORPORATION	Penny
PHG	KONINKLIJKE PHILIPS ELECTRNCS	Non-Penny
IPGP	IPG PHOTONICS CORPORATION	Non-Penny
DNR	DENBURY RES INC HLDG CO	Non-Penny
NBL	NOBLE ENERGY INC	Non-Penny
MSFT	MICROSOFT CORP	Penny
MRK	MERCK & CO	Penny
MO	ALTRIA GROUP	Penny
MCD	MCDONALDS CORP	Penny
MMM	3M CO.	Penny
MSI	MOTOROLA SOLUTIONS, INC.	Penny
MS	MORGAN STANLEY	Penny
MU	MICRON TECHNOLOGY INC.	Penny
BSFT	BROAD SOFT INC	Non-Penny
LYG	LLOYDS BANKING	Non-Penny
EEV	PROSHARES UL SH MSCI EMGMKT	Non-Penny
CTB	COOPER TIRE RUBBER CO	Non-Penny
SLM	SLM CORPORATION	Penny
MDT	MEDTRONIC INC	Penny
MRVL	MARVELL TECHNOLOGY GROUP LTD	Penny
PFF	ISHARES S&P U.S. PFD STOCK	Non-Penny
PCRX	PACIRA PHARMACEUTICALS, INC.	Non-Penny
MCHP	MICROCHIP TECHNOLOGY INC.	Non-Penny
PRLB	PROTO LABS INC	Non-Penny
APA	APACHE CORPORATION	Penny
GFI	GOLD FIELDS LTD	Penny
KMB	KIMBERLY CLARK CORPORATION	Non-Penny
PTEN	PATTERSON-UTI ENERGY INC	Non-Penny
FTR	FRONTIER COMMUNICATIONS CORP.	Non-Penny
FNSR	FINISAR CORPORATION	Non-Penny
MMC	MARSH & MCLENNAN COS INC	Non-Penny
QSR	RESTAURANT BRANDS INTERNATIONAL, INC.	Non-Penny
HES	HESS CORPORATION	Penny
MEET	MEETME INC	Non-Penny
PRTA	PROTHENA CORPORATION PLC	Non-Penny
LH	LAB CORP OF AMERICA NEW	Non-Penny
CNQ	CANADIAN NAT RES LTD	Non-Penny
PTLA	PORTOLA PHARMACEUTICALS, INC.	Non-Penny
SHW	SHERWIN WILLIAMS CO	Non-Penny
BKD	BROOKDALE SENIOR LIVING, INC.	Non-Penny
NOK	NOKIA CORPORATION	Penny
NVDA	NVIDIA CORPORATION	Penny

NVAX	NOVAVAX, INC.	Non-Penny
NEM	NEWMONT MINING CO	Penny
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF	Penny
NOC	NORTHROP GRUMMAN CORP	Non-Penny
NTAP	NETAPP, INC.	Penny
RTH	VANECK VECTORS RETAIL ETF	Non-Penny
NBR	NABORS INDS., LTD.	Penny
NTES	NETEASE, INC.	Non-Penny
WFT	WEATHERFORD INTERNATIONAL INC	Penny
CNX	CONSOL ENERGY INC	Penny
NLY	ANNALY CAPITAL MANAGEMENT	Penny
PX	PRAXAIR INC	Non-Penny
TTM	TATA MOTORS LTD	Non-Penny
SO	SOUTHERN COMPANY	Penny
L	LOEWS CORPORATION	Non-Penny
IYT	ISHARES DOW JONES TRANS AVG	Non-Penny
TEL	TE CONNECTIVITY LTD	Non-Penny
AKAM	AKAMAI TECHNOLOGIES INC	Penny
PLAB	PHOTRONICS INC	Non-Penny
COH	COACH INC	Non-Penny
EOG	EOG RESOURCES INC	Penny
FXY	CUR SH JAPANESE YEN TRUST	Non-Penny
ANF	ABERCROMBIE & FITCH CO	Penny
WM	WASTE MANAGEMENT INC	Non-Penny
PKD	PARKER DRILLING CO	Non-Penny
SCHN	SCHNITZER STEEL INDUSTRIES	Non-Penny
EQT	EQT CORPORATION	Non-Penny
QTWO	Q2 HOLDINGS	Non-Penny
SGEN	SEATTLE GENETICS INC	Non-Penny
SQM	SOCIEDAD QUIMICA Y MINERA	Non-Penny
TSCO	TRACTOR SUPPLY CO	Non-Penny
ORCL	ORACLE CORP	Penny
OMC	OMNICOM GROUP, INC.	Non-Penny
FDC	FIRST DATA CORPORATION	Non-Penny
BUD	ANHEUSER-BUSCH INBEV SA	Non-Penny
SONS	SONUS NETWORKS INC	Non-Penny
WWE	WORLD WRESTLING ENTERTAINMENT, INC.	Non-Penny
ENLK	ENLINK MIDSTREAM PARTNERS, LP	Non-Penny
CERS	CERUS CORP	Non-Penny
TRIP	TRIPADVISOR INC	Non-Penny
MOH	MOLINA HEALTHCARE	Non-Penny
RBA	RITCHIE BROS AUCTIONEERS INC	Non-Penny
WIN	WINDSTREAM CORP	Penny
MFC	MANULIFE FINANCIAL CORP	Non-Penny
IYR	ISHARES DJ US REAL ESTATE	Penny
SBNY	SINGATURE BANK	Non-Penny
MXL	MAXLINEAR	Non-Penny

SIRI	SIRIUS XM RADIO INC	Penny
PCG	PG & E CORPORATION	Non-Penny
PDLI	PDL BIOPHARMA, INC.	Non-Penny
AU	ANGLOGOLD ASHANTI LIMITED	Non-Penny
GSK	GLAXOSMITHKLINE PLC	Non-Penny
ANTM	ANTHEM, INC.	Penny
HZNP	HORIZON PHARMA INC	Non-Penny
NUS	NU SKIN ENTERPRISES INC	Non-Penny
ASML	ASML HOLDINGS NV	Non-Penny
MIC	MACQUARIE INFRASTRUCTURE COMPANY LLC	Non-Penny
WATT	ENERGOUS CORPORATE	Non-Penny
LIVN	LIVANOVA PLC	Non-Penny
UNXL	UNI-PIXEL INC	Non-Penny
ROST	ROSS STORES INC	Non-Penny
FHN	FIRST HORIZON NATL CORP	Non-Penny
XON	INTREXON CORPORATION	Non-Penny
O	REALTY INCOME CORPORATION	Non-Penny
PXLW	PIXELWORKS, INC.	Non-Penny
PFE	PFIZER, INC.	Penny
PG	PROCTER & GAMBLE CO.	Penny
PEP	PEPSICO, INC.	Penny
AGN	ALLERGAN	Penny
TRV	THE TRAVELERS COMPANIES	Non-Penny
CACI	CACI INTL INC	Non-Penny
AMN	AMN HEALTHCARE SERVICES, INC.	Non-Penny
WHR	WHIRLPOOL CORPORATION	Penny
MOS	MOSAIC COMPANY THE	Penny
MBI	MBIA INCORPORATED	Penny
PRU	PRUDENTIAL FINANCIAL, INC.	Penny
SU	SUNCOR ENERGY INC	Penny
ATI	ALLEGHENY TECHNOLOGIES INC	Non-Penny
HUM	HUMANA INC	Non-Penny
MAS	MASCO CORP	Non-Penny
JLL	JONES LANG LASALLE INCORPORATED	Non-Penny
FLO	FLOWERS FOODS, INC.	Non-Penny
HAS	HASBRO INC	Non-Penny
IDCC	INTERDIGITAL INC	Non-Penny
GWPH	GW PHARMACEUTICALS PLC	Non-Penny
CNO	CNO FINANCIAL GROUP INC	Non-Penny
HSBC	HSBC HOLDINGS PLC	Penny
PTR	PETROCHINA COMPANY LTD	Non-Penny
ALRM	ALARM.COM HOLDINGS, INC.	Non-Penny
BPI	BRIDGEPOINT EDUCATION INC.	Non-Penny
KMX	CARMAX INC	Non-Penny
SNPS	SYNOPSYS INC	Non-Penny
PAAS	PAN AMERICAN SILVER CORPORATION	Non-Penny
ITG	INVESTMENT TECH GROUP INC	Non-Penny

RHI	ROBERT HALF INTL INC	Non-Penny
EQC	EQUITY COMMONWEALTH	Non-Penny
FCAU	FIAT CHRYSLER AUTOMOBILES NSHS	Non-Penny
INFN	INFINERA CORPORATION	Non-Penny
AOBC	American Outdoor Brands Corporation	Non-Penny
ECA	ENCANA CORPORATION	Non-Penny
ZBRA	ZEBRA TECH CORP	Non-Penny
QQQ	POWERSHARES QQQ TRUST SERIES 1	Penny
QCOM	QUALCOMM INC	Penny
AOS	AO SMITH CORP.	Non-Penny
UL	UNILEVER PLC NEW	Non-Penny
MGM	MGM RESORTS INTERNATIONAL	Penny
GWW	GRAINGER W W INC	Non-Penny
HCP	HCP INC	Non-Penny
ATW	ATWOOD OCEANICS INC	Non-Penny
KS	KAPSTONE PAPER AND PACKAGING CORPORATION	Non-Penny
KERX	KERYX BIOPHARMACEUTICALS	Non-Penny
MPC	MARATHON PETROLEUM CORP	Non-Penny
AYI	ACUITY BRANDS, INC.	Non-Penny
ELOS	SYNERON MEDICAL LTD	Non-Penny
COO	COOPER COS INC	Non-Penny
NFX	NEWFIELD EXPLORATION CO	Non-Penny
BEN	FRANKLIN RESOURCES INC	Non-Penny
LYB	LYONDELLBASELL INDUSTRIES NV	Non-Penny
CY	CYPRESS SEMICONDUCTOR CORPORATION	Non-Penny
ABC	AMERISOURCEBERGEN CORPORATION	Non-Penny
AMSC	AMERICAN SUPERCONDUCTOR CP	Non-Penny
AON	AON PLC	Non-Penny
JD	JD.COM, INC.	Penny
SAP	SAP AG	Non-Penny
ADP	AUTOMATIC DATA PROCESSING INC	Non-Penny
KGC	KINROSS GOLD CORPORATION	Penny
ALB	ALBEMARLE CORP	Non-Penny
GNW	GENWORTH FINANCIAL INC	Penny
PBI	PITNEY BOWES INC	Non-Penny
VALE	VALE S A	Penny
INSM	INSMED, INC.	Non-Penny
WETF	WISDOMTREE INVESTMENTS, INC.	Non-Penny
CMCM	CHEETAH MOBILE, INC.	Non-Penny
SKX	SKECHERS U S A INC	Non-Penny
MOMO	MOMO, INC.	Non-Penny
MCO	MOODY'S CORPORATION	Penny
RMBS	RAMBUS INC	Penny
RIG	TRANSOCEAN LTD	Penny
RTN	RAYTHEON CO	Penny
SWFT	SWIFT TRANSPORTATION COMPANY	Non-Penny
WTW	WEIGHT WATCHERS INTERNATIONAL INC	Non-Penny

JOE	ST JOE COMPANY	Non-Penny
GDDY	GODADDY, INC.	Non-Penny
GPN	GLOBAL PAYMENT INC	Non-Penny
LNC	LINCOLN NATL CORP IND	Penny
PEIX	PACIFIC ETHANOL, INC.	Non-Penny
AFSI	AMTRUST FINANCIAL SERVICES, INC.	Non-Penny
LM	LEGG MASON INC	Non-Penny
PENN	PENN NATIONAL GAMING	Non-Penny
MNKD	MANNKIND CORPORATION	Penny
GNC	GNC HOLDINGS INC	Non-Penny
OIH	VANECK VECTORS OIL SERVICES ETF	Penny
R	RYDER SYS INC	Non-Penny
GERN	GERON CORPORATION	Non-Penny
PRGO	PERRIGO CO	Non-Penny
BGG	BRIGGS & STRATTON CORPORATION	Non-Penny
CHS	CHICO'S FAS INC	Non-Penny
CRTO	CRITEO SA	Non-Penny
TPC	TUTOR PERINI CORP	Non-Penny
LGIH	LGI HOMES INC	Non-Penny
SPGI	S&P GLOBAL, INC.	Non-Penny
TSN	TYSON FOODS INC	Non-Penny
SABR	SABRE CORPORATION	Non-Penny
LPNT	LIFEPOINT HOSPITALS INC	Non-Penny
SWN	SOUTHWESTERN ENERGY CO	Penny
ALXN	ALEXION PHARMACEUTICALS	Non-Penny
DBD	DIEBOLD INC	Non-Penny
T	AT&T, INC.	Penny
VGK	VANGUARD FTSE EUROPE ETF	Non-Penny
AGI	ALAMOS GOLD, INC.	Non-Penny
SMH	VANECK VECTORS SEMICONDUCTOR ETF	Non-Penny
OREX	OREXIGEN THERAPEUTICS	Non-Penny
FFIV	F5 NETWORKS INC	Penny
SLB	SCHLUMBERGER, LTD.	Penny
SYMC	SYMANTEC CORP.	Penny
SBUX	STARBUCKS CORP	Penny
SCHW	CHARLES SCHWAB CORP	Non-Penny
ICPT	INTERCEPT PHARMACEUTICALS INC.	Non-Penny
ANDE	ANDERSONS INC	Non-Penny
IYM	ISHARES DJ US BASIC MATL SEC	Non-Penny
SEE	SEALED AIR CORP	Non-Penny
GREK	GLOBAL X FTSE GREECE 20 ETF	Non-Penny
SINA	SINA CORP	Penny
LXU	LSB INDUSTRIES	Non-Penny
SOHU	SOHU.COM, INC.	Non-Penny
MAA	MID-AMERICA APARTMENT COMMUNITIES, INC.	Non-Penny
WPZ	WILLIAMS PARTNERS L.P.	Non-Penny
AMT	AMERICAN TOWER CORPORATION	Non-Penny

MRO	MARATHON OIL CORPORATION	Penny
PNK	PINNACLE ENTERTAINMENT, INC.	Non-Penny
ACN	ACCENTURE PLC	Non-Penny
HOV	HOVNANIAN ENTERPRISES INC	Non-Penny
PHM	PULTEGROUP INC	Penny
DIOD	DIODES INC	Non-Penny
XLF	FINANCIAL SELECT SECTOR SPDR FUND	Penny
AEM	AGNICO EAGLE MINES LTD	Penny
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND	Non-Penny
BKS	BARNES NOBLE INC	Non-Penny
PII	POLARIS INDUSTRIES INC	Non-Penny
RNWK	REALNETWORKS INC	Non-Penny
JEC	JACOBS ENGR GRP INC	Non-Penny
LPX	LOUISIANA PAC CORP	Non-Penny
FNF	FIDELITY NATIONAL FIN INC	Non-Penny
TXN	TEXAS INSTRUMENTS, INC.	Penny
MAIN	MAIN STREET CAP	Non-Penny
OLN	OLIN CORP	Non-Penny
THC	TENET HEALTHCARE CORP	Non-Penny
PDCE	PDC ENERGY, INC.	Non-Penny
TSM	TAIWAN SEMICONDUCTOR MFG CO	Non-Penny
TGT	TARGET CORPORATION	Penny
NSP	INSPERITY, INC.	Non-Penny
YPF	YPF SOCIODAD ANONIMA	Non-Penny
WB	WEIBO CORP	Non-Penny
SWIR	SIERRA WIRELESS INC	Non-Penny
HRTX	HERON THERAPEUTICS INC	Non-Penny
NOV	NATIONAL OILWELL VARCO INC	Penny
TRX	TANZANIAN ROYALTY EXPL CP	Non-Penny
BWP	BOARDWALK PIPELINE PRTNRS	Non-Penny
VEEV	VEEVA SYSTEMS, INC.	Non-Penny
IPG	INTERPUBLIC GROUP OF COS INC	Non-Penny
RDWR	RADWARE LIMITED	Non-Penny
CECO	CAREER EDUCATION CORPORATION	Non-Penny
RH	RESTORATION HARDWARE HOLDINGS, INC.	Non-Penny
SFL	SHIP FINANCE INTL LTD	Non-Penny
GPI	GROUP I AUTOMOTIVE INC	Non-Penny
IBB	ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND	Non-Penny
NBIX	NEUROCRINE BIOSCIENCES INC	Non-Penny
QEP	QEP RESOURCES, INC.	Non-Penny
CI	CIGNA CORPORATION	Penny
NCLH	NORWEGIAN CRUISE LINES	Non-Penny
PNC	PNC FINANCIAL SERVICES GROUP INC	Penny
RIO	RIO TINTO PLC	Non-Penny
WIRE	ENCORE WIRE CORP	Non-Penny
JMEI	JUMEI INTERNATIONAL HOLDING LIMITED	Non-Penny
MLM	MARTIN MARIETTA MATL INC	Non-Penny

ZOES	ZOE'S KITCHEN, INC.	Non-Penny
LPI	LAREDO PETROLEUM, INC.	Non-Penny
XRAY	DENTSPLY INTL INC NEW	Non-Penny
UNH	UNITEDHEALTH GROUP INC.	Penny
UTX	UNITED TECHNOLOGIES CORP.	Penny
UPS	UNITED PARCEL SERVICES, INC.	Penny
USB	U.S. BANCORP	Penny
IAC	IAC/INTERACTIVECORP.	Non-Penny
USG	USG CORPORATION	Non-Penny
CXRX	CONCORDIA HEALTHCARE CORP.	Non-Penny
DO	DIAMOND OFFSHORE DRILLING	Penny
KEYS	KEYSIGHT TECHNOLOGIES	Non-Penny
CBG	CBRE GROUP, INC. CLASS A	Non-Penny
FXB	CURRENCY SHARES BRITISH POUND STERLING TR	Non-Penny
GLUU	GLU MOBILE INC	Non-Penny
TS	TENARIS S A	Non-Penny
SAN	BANCO SANTANDER S. A.	Non-Penny
SCCO	SOUTHERN COPPER CORP	Non-Penny
ETSY	ETSY, INC.	Non-Penny
HCLP	HI CRUSH PARTNRS	Non-Penny
CHK	CHESAPEAKE ENERGY CORPORATION	Penny
FOLD	AMICUS THERAPEUTICS, INC.	Non-Penny
RARE	ULTRAGENYX PHARMACEUTICAL, INC.	Non-Penny
ESRX	EXPRESS SCRIPTS INC	Penny
TEF	TELEFONICA S A	Non-Penny
FH	FORM HOLDINGS CORP.	Penny
KBH	KB HOME	Penny
VC	VISTEON CORP	Non-Penny
WDC	WESTERN DIGITAL CORPORATION	Penny
TOL	TOLL BROTHERS INC	Non-Penny
RCL	ROYAL CARIBBEAN CRUISES LTD	Penny
WOOF	VCA ANTECH INC	Non-Penny
UNT	UNIT CORP	Non-Penny
MDC	MDC HLDGS INC	Non-Penny
GSVC	GSV CAPITAL CORP.	Non-Penny
ITW	ILLINOIS TOOL WKS INC	Non-Penny
TGB	TASEKO MINES LTD	Non-Penny
CLH	CLEAN HARBOR INC	Non-Penny
VZ	VERIZON COMMUNICATIONS	Penny
VIAB	VIACOM, INC. (CL B)	Non-Penny
ZG	ZILLOW GROUP, INC.	Non-Penny
VRSN	VERISIGN, INC.	Penny
VLO	VALERO ENERGY CORP.	Penny
SYK	STRYKER CORPORATION	Non-Penny
VHC	VIRNETX HOLDING CORP	Non-Penny
IONS	IONIS PHARMACEUTICALS, INC.	Non-Penny
RGR	STURM, RUGER & CO., INC.	Non-Penny

RNR	RENAISSANCERE HOLDINGS LTD	Non-Penny
ILG	ILG INC	Non-Penny
LDOS	LEIDOS HOLDINGS, INC	Non-Penny
UHS	UNIVERSAL HEALTH SVR INC	Non-Penny
COG	CABOT OIL GAS CORP	Non-Penny
HOLX	HOLOGIC INC	Non-Penny
MUR	MURPHY OIL CORP	Non-Penny
IAU	ISHARES GOLD TRUST	Non-Penny
ABB	ABB LTD	Non-Penny
BBBY	BED BATH & BEYOND INC	Penny
VSH	VISHAY INTERTECHNOLOGY INC	Non-Penny
LRCX	LAM RESEARCH CORPORATION	Non-Penny
DHR	DANAHER CORPORATION	Non-Penny
FOXA	TWENTY-FIRST CENTURY FOX, INC. CLASS A	Non-Penny
TK	TEEKAY CORPORATION	Non-Penny
FANH	FANHUA, INC.	Non-Penny
IRM	IRON MOUNTAIN INC DE	Non-Penny
CLDX	CELLDEX THERAPEUTICS INC	Non-Penny
RRD	DONNELLEY R R SONS CO	Non-Penny
CAA	CALATLANTIC GROUP, INC.	Non-Penny
CNK	CINEMARK HOLDINGS INC	Non-Penny
MET	METLIFE INC	Penny
CQP	CHENIERE ENERGY PARTNERS, LP	Non-Penny
ERF	ENERPLUS CORPORATION	Non-Penny
WSM	WILLIAMS SONOMA INC	Non-Penny
APO	APOLLO GLOBL MAN	Non-Penny
PQ	PETROQUEST ENERGY INC	Non-Penny
WMT	WAL-MART STORES, INC.	Penny
WFC	WELLS FARGO & CO	Penny
CRI	CARTER'S INC	Non-Penny
WMB	WILLIAMS COMPANIES, INC.	Penny
CTIC	CELL THERAPEUTICS INC	Penny
WBA	WALGREENS BOOTS ALLIANCE, INC.	Penny
CVE	CENOVUS ENERGY INC	Non-Penny
MLNX	MELLANOX TECHS	Non-Penny
INT	WORLD FUEL SERVICES CORP	Non-Penny
EXPD	EXPEDITORS INTL WASH INC	Non-Penny
POT	POTASH CORP SASK INC	Penny
FRAN	FRANCESCAS HOLDINGS CORP	Non-Penny
FIT	FITBIT INC	Penny
NRZ	NEW RESIDENTIAL	Non-Penny
XPER	XPERI CORPORATION	Non-Penny
CCJ	CAMECO CORPORATION	Non-Penny
TDC	TERADATA CORP	Non-Penny
PAGP	PLAINS GP HLD	Non-Penny
SEMG	SEMGROUP CORP A	Non-Penny
BZH	BEAZER HOMES USA INC	Non-Penny

ESV	ENSCO PLC	Non-Penny
SHOP	SHOPIFY INC	Non-Penny
GRMN	GARMIN LIMITED	Penny
DBO	POWESHARES DB OIL FUND	Non-Penny
PCAR	PACCAR INC	Non-Penny
SNE	SONY CORPORATION	Non-Penny
CYD	CHINA YUCHAI INTL LTD	Non-Penny
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	Non-Penny
CVS	CVS CAREMARK CORPORATION	Penny
DISCA	DISCOVERY COMM INC	Non-Penny
CBK	CHRISTOPHER BANKS CORP	Non-Penny
NAT	NORDIC AMERN TANKER SHIPPING	Non-Penny
DNN	DENISON MINES CORP	Non-Penny
JO	IPATH BLOOMBERG COFFEE SUBTR ETN	Non-Penny
EBIX	EBIX INC	Non-Penny
EW	EDWARDS LIFESCIENCES CORP	Non-Penny
XOM	EXXON MOBIL CORP	Penny
XLNX	XILINX INC	Penny
XRX	XEROX CORP	Penny
XPO	XPO LOGISTICS	Non-Penny
PKG	PACKAGING AMERICA	Non-Penny
M	MACYS INC	Penny
DB	DEUTSCHE BK A G	Penny
NSH	NUSTAR GP HOLDINGS LLC	Non-Penny
UNP	UNION PACIFIC CORP	Penny
OKE	ONEOK INC NEW	Non-Penny
CCE	COCA COLA ENTRPS INC	Non-Penny
GOLD	RANDGOLD RESOURCES LTD	Non-Penny
KHC	THE KRAFT HEINZ COMPANY	Non-Penny
EXK	ENDEAVOUR SILVER CORP	Non-Penny
SRE	SEMPRA ENERGY	Non-Penny
AAN	AARONS INC	Non-Penny
TREE	LENDINGTREE ORD	Non-Penny
FTNT	FORTINET INC	Non-Penny
SYY	SYSCO CORP	Non-Penny
NKE	NIKE INC	Penny
RDC	ROWAN COMPANIES INC	Non-Penny
XCO	EXCO RESOURCES INC	Non-Penny
BDX	BECTON DICKINSON CO	Non-Penny
COP	CONOCOPHILLIPS	Penny
LL	LUMBER LIQUIDATORS HOLDINGS, INC.	Non-Penny
XRA	EXETER RESOURCES CORP	Non-Penny
LAZ	LAZARD LTD	Non-Penny
HCN	HEALTH CARE REIT INC	Non-Penny
OZM	OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC	Non-Penny
XLU	SPDR FD UTILITIES	Penny
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE	Non-Penny

EWJ	ISHARES MSCI JAPAN IND FD	Penny
PSEC	PROSPECT CAPITAL CORPORATION	Non-Penny
OCN	OCWEN FINANCIAL CP	Non-Penny
CPRT	COPART INC	Non-Penny
YHOO	YAHOO! INC.	Penny
UAA	UNDER ARMOUR INC	Penny
TEVA	TEVA PHARMACEUTICAL INDUSTRIES	Penny
UBS	UBS GROUP	Non-Penny
GTY	GETTY REALTY CORP HLDG CO	Non-Penny
TECD	TECH DATA CORP	Non-Penny
HALO	HALOZYNE THERAPEUTICS, INC.	Non-Penny
IAG	IAMGOLD CORPORATION	Non-Penny
RTRX	RETROPHIN, INC.	Non-Penny
XLY	SELECT SCTR SPDR FD CONS DISCR	Penny
CDNS	CADENCE DESIGNS SYS	Non-Penny
PXD	PIONEER NATURAL RESOURCES	Non-Penny
BIG	BIG LOTS INC OHIO	Non-Penny
DKS	DICKS SPORTING GOODS INC	Non-Penny
EWT	ISHARES MSCI TAIWAN IND FD	Penny
NDAQ	NASDAQ OMX GROUP, INC	Non-Penny
LNG	CHENIERE ENERGY INC	Penny
BGCP	BGC PARTNRS CL A	Non-Penny
DVN	DEVON ENERGY CORPORATION	Penny
KCG	KCG HOLDINGS	Penny
DHI	D.R. HORTON INC	Penny
AMX	AMERICA MOVIL S A B	Non-Penny
CAG	CONAGRA FOODS INC	Non-Penny
CP	CANADIAN PAC RAILWAY LTD NEW	Non-Penny
JCOM	J2 GLOBAL COMMUNICATIONS INC	Non-Penny
JUNO	JUNO THERAPEUTICS INC.	Non-Penny
MAT	MATTEL INC	Non-Penny
HL	HECLA MINING COMPANY	Penny
PAH	PLATFORM SPECIALTY PRODUCTS CORPORATION	Non-Penny
BBT	BB&T CORPORATION	Penny
HAIN	HAIN CELESTIAL	Non-Penny
MUX	MCEWEN MINING INC	Non-Penny
TGNA	TEGNA INC	Non-Penny
WGO	WINNEBAGO INDS INC	Non-Penny
WLL	WHITING PETROLEUM CORP	Penny
ZION	ZIONS BANCORP	Penny
NTRS	NORTHERN TRUST CORP	Non-Penny
VTI	VANGARD TOTAL STOCK ETF	Non-Penny
PZZA	PAPA JOHN'S INTL INC	Non-Penny
PNR	PENTAIR INC	Non-Penny
TEN	TENNECO INC	Non-Penny
BITA	BITAUTO HOLDINGS LIMITED	Non-Penny
KIM	KIMCO REALTY CORP	Non-Penny

HYG	ISHARES IBOXX $HI YLD CP BND	Penny
PPHM	PEREGRINE PHARMA NEW	Non-Penny
WAT	WATERS CORP	Non-Penny
SAM	BOSTON BEER	Non-Penny
LUK	LEUCADIA NATIONAL CORP	Non-Penny
SRPT	SAREPTA THERAPEUTICS INC	Penny
CMS	CMS ENERGY CORP	Non-Penny
COL	ROCKWELL COLLINS INC	Non-Penny
CFG	CITIZENS FINANCIAL GROUP, INC.	Non-Penny
DST	DST SYSTEMS INC	Non-Penny
WCG	WELLCARE HEALTH PLANS INC	Non-Penny
BAM	BROOKFIELD ASSET MANAGEMENT INC	Non-Penny
MAN	MANPOWER INC WIS	Non-Penny
INGR	INGREDION INIC	Non-Penny
OA	ORBITAL ATK, INC.	Non-Penny
IEZ	ISHARES DJ US OIL EQUPMNT	Non-Penny
FE	FIRSTENERGY CORP	Non-Penny
AEE	AMEREN CORPORATION	Non-Penny
APD	AIR PRODS CHEMS INC	Non-Penny
IRDM	IRIDIUM COMMUNICATIONS INC	Non-Penny
ARMK	ARAMARK	Non-Penny
DTE	DTE ENERGY COMPANY	Non-Penny
LLNW	LIMELIGHT NETWORKS, INC.	Non-Penny
JAZZ	JAZZ PHARMACEUTICALS, INC	Non-Penny
AVT	AVNET INC	Non-Penny
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF	Non-Penny
TRMB	TRIMBLE NAV LTD LTD	Non-Penny
MTOR	MERITOR, INC.	Non-Penny
JKS	JINKOSOLAR HOLDING CO LTD	Non-Penny
BOOM	DYNAMIC MATERIALS CORP	Non-Penny
WEB	WEBCOM GROUP INC	Non-Penny
CLR	CONTINENTAL RESOURCES INC	Non-Penny
TVIA	TERRAVIA HOLDINGS, INC.	Non-Penny
WPC	W P CAREY INC	Non-Penny
CSIQ	CANADIAN SOLAR INC	Non-Penny
JNK	SPDR BARCLAYS HIGH YIELD BD FD	Non-Penny
KKR	KKR COMPANY L P DEL	Non-Penny
SEP	SPECTRA ENERGY PARTNERS, LP	Non-Penny
KALU	KAISER ALUMINUM CORP	Non-Penny
STMP	STAMPS COM	Non-Penny
KITE	KITE PHARMA INC.	Non-Penny
MELI	MERCADOLIBRE INC	Non-Penny
LC	LENDINGCLUB CORPORATION	Non-Penny
LOCO	EL POLLO LOCO HOLDINGS, INC.	Non-Penny
HLT	HILTON WORLDWIDE HOLDINGS, INC.	Non-Penny
TCS	THE CONTAINER STORE GROUP, INC.	Non-Penny
BANC	BANC OF CALIFORNIA, INC.	Non-Penny

SOL	RENESOLA LTD	Non-Penny
PLUG	PLUG POWER, INC.	Penny
WBMD	WEBMD HEALTH CORP	Non-Penny
GLD	SPDR GOLD TRUST	Penny
LQD	ISHARES IBOXX INVTOP INVESTGRADE CORP	Non-Penny
NI	NISOURCE INC HLDG CO	Non-Penny
DPZ	DOMINO'S PIZZA INC	Non-Penny
QGEN	QIAGEN NV	Non-Penny
CRNT	CERAGON NETWORKS LTD	Non-Penny
TUP	TUPPERWARE BRANDS CORPORATION	Non-Penny
DEO	DIAGEO PLC NEW	Non-Penny
OPK	OPKO HEALTH INC	Non-Penny
SNCR	SYNCHRONOSS TECH INC.	Non-Penny
BLDR	BUILDERS FIRSTSOURCE, INC.	Non-Penny
VECO	VEECO INSTRUMENTS INC	Non-Penny
QRVO	QORVO, INC.	Non-Penny
ITUB	ITAU UNIBANCO HOLDINGS S.A.	Non-Penny
IJR	ISHARES S&P SMCAP 600 IDX FD	Non-Penny
PSA	PUBLIC STORAGE (MD)	Non-Penny
CALM	CAL MAINE FOODS INC	Non-Penny
POOL	POOL CORPORATION	Non-Penny
USFD	US FOODS HOLDING CORP.	Non-Penny
PAA	PLAINS ALL AMERN PIPELINE LP	Non-Penny
IMPV	IMPERVA, INC.	Non-Penny
KATE	KATE SPADE AND COMPANY	Non-Penny
EWU	ISHARES MSCI UNITED KINGDOM	Non-Penny
ACXM	ACXIOM CORP	Non-Penny
TX	TERNIUM SA	Non-Penny
HOS	HORNBECK OFFSHORE SVCS INC	Non-Penny
SLCA	U.S. SILICA HOLDINGS INC	Non-Penny
ACOR	ACORDA THERAPEUTICS INC	Non-Penny
VDSI	VASCO DATA SECURITY INTL INC	Non-Penny
VEON	VEON LIMITED	Non-Penny
TRP	TRANSCANADA CORPORATION	Non-Penny
VTR	VENTAS, INC.	Non-Penny
ALK	ALASKA AIR GROUP INC	Non-Penny
RBS	THE ROYAL BANK OF SCOTLAND GROUP PLC	Non-Penny
TWO	TWO HARBORS INVESTMENT CORP	Non-Penny
WLB	WESTMORELAND COAL CO.	Non-Penny
CUTR	CUTERA INC	Non-Penny
ALNY	ALNYLAM PHARMACEUTICALS	Non-Penny
EXEL	EXELIXIS INC	Non-Penny
PBCT	PEOPLE'S UNITED FINL INC	Non-Penny
VSLR	VIVINT SOLAR, INC.	Non-Penny
PPL	PPL CORPORATION	Non-Penny
AINV	APOLLO INVESTMENT COR	Non-Penny
BBW	BUILD-A-BEAR WORKSHOP INC	Non-Penny

NGD	NEW GOLD INC	Non-Penny
EEP	ENBRIDGE ENERGY PARTNERS L P	Non-Penny
NAV	NAVISTAR INTL CORP	Non-Penny
VTL	VITAL THERAPIES, INC.	Non-Penny
NOG	NORTHERN OIL GAS INC	Non-Penny
OCLR	OCLARO INC	Non-Penny
CCOI	COGENT COMMUNICATIONS GRP	Non-Penny
SAGE	SAGE THERAPEUTICS, INC.	Non-Penny
OXM	OXFORD INDS INC	Non-Penny
EWG	ISHARES MSCI GERMANY IND FD	Non-Penny
SSW	SEASPAN CORP	Non-Penny
SBGI	SINCLAIR BROADCAST GROUP, INC.	Non-Penny
SAVE	SPIRIT AIRLINES, INC.	Non-Penny
GVA	GRANITE CONSTRUCTION INC	Non-Penny
WBAI	500.COM LIMITED	Non-Penny
STO	STATOILHYDRO ASA	Non-Penny
MNK	MALLINCKRODT PUBLIC LIMITED COMPANY	Non-Penny
NCI	NAVIGANT CONSULTING INC.	Non-Penny
OIL	IPATH ETN LNK CRUDE OIL TR	Non-Penny
EPC	EDGEWELL PERSONAL CARE COMPANY	Non-Penny
GNTX	GENTEX CORP	Non-Penny
NAVI	NAVIENT CORPORATION	Non-Penny
TNP	TSAKOS ENERGY NAVIGATION LTD	Non-Penny
NVO	NOVO NORDISK A/S	Non-Penny
RDUS	RADIUS HEALTH INC.	Non-Penny
BMO	BANK OF MONTREAL	Non-Penny
SYF	SYNCHRONY FINANCIAL	Non-Penny
SRDX	SURMODICS INC	Non-Penny
RACE	FERRARI N.V.	Non-Penny
EWI	ISHARES MSCI ITALY IND FD	Non-Penny
SGYP	SYNERGY PHARAMCEUTICALS	Non-Penny
PBW	POWERSHARES WILDERHILL CLEAN	Non-Penny
HPE	HEWLETT-PACKARD ENTERPRISE CO.	Non-Penny
MMP	MAGELLAN MIDSTREAM PARTNERS LP	Non-Penny
VVV	VALVOLINE, INC.	Non-Penny
FXF	CURRENCY SH SWISS FR TR	Non-Penny
UEPS	NET 1 UEPS TECHNOLOGIES	Non-Penny
HLS	HEALTHSOUTH CORP	Non-Penny
BECN	BEACON ROOFING SUPPLY INC	Non-Penny
SMTC	SEMTECH CORP	Non-Penny
OZRK	BANK OF THE OZARKS, INC.	Non-Penny
BONT	BON TON STORES INC	Non-Penny
RRGB	RED ROBIN GOURMET BURGERS	Non-Penny
VFC	VF CORP	Non-Penny
OMER	OMEROS CORPORATION	Non-Penny
SCO	PROSH ULTRASHT DJ-UBS CRUDE	Non-Penny
SMG	SCOTTS MIRACLE-GRO COMPANY	Non-Penny

ARLP	ALLIANCE RES PARTNERS L.P.	Non-Penny
TITN	TITAN MACHINERY INC	Non-Penny
HNP	HUANENG PWR INTL INC	Non-Penny
LEG	LEGGETT & PLATT INC	Non-Penny
NSR	NEUSTAR INC	Non-Penny
CYOU	CHANGYOU COM	Non-Penny
UNFI	UNITED NATURAL FOODS INC	Non-Penny
CS	CREDIT SUISSE GROUP	Non-Penny
EDU	NEW ORIENTAL EDU	Non-Penny
FOSL	FOSSIL INC	Non-Penny
ELY	CALLAWAY GOLF CO (DEL)	Non-Penny
DDR	DDR CORPORATION	Non-Penny
SDRL	SEADRILL LTD	Non-Penny
SH	PROSHARES SHORT S&P 500	Non-Penny
WTR	AQUA AMERICA INC	Non-Penny
SAFM	SANDERSON FARMS INC	Non-Penny
RMD	RESMED INC	Non-Penny
BWA	BORG WARNER INC	Non-Penny
ASIX	ADVANSIX, INC.	Non-Penny
SIL	GLOBAL X SILVER MINERS	Non-Penny
BBOX	BLACK BOX CORPORATION	Non-Penny
PVH	PHILLIPS VAN HEUSEN CORP	Non-Penny
UN	UNILEVER NV NEW	Non-Penny
RECN	RESOURCES COMMUNICATION, INC.	Non-Penny
SGMO	SANGAMO BIOSCIENCES INC	Non-Penny
MTRX	MATRIX SVC CO	Non-Penny
AVY	AVERY DENNISON CORP	Non-Penny
ACAD	ACADIA PHARMACEUTICALS INC	Non-Penny
ZTO	ZTO EXPRESS (CAYMAN) INC.	Non-Penny
SONC	SONIC CORP	Non-Penny
AVB	AVALONBAY COMMUNITIES INC	Non-Penny
TLRD	TAILORED BRANDS, INC.	Non-Penny
LULU	LULULEMON ATHLETICA INC	Penny
CLB	CORE LABORATORIES N V	Non-Penny
RUSL	DIREXION DAILY RUSSIA BULL 3X ETF	Non-Penny
BLK	BLACKROCK INC	Non-Penny
MTB	M & T BANK CORP	Non-Penny
PJC	PIPER JAFFRAY COMPANIES	Non-Penny
IRBT	IROBOT CORPORATION	Non-Penny
RLGY	REALOGY HOLDINGS CORP	Non-Penny
AIR	AAR CORP	Non-Penny
ILF	ISHARES S&P LATIN AMER 40	Non-Penny
ZEN	ZENDESK, INC.	Non-Penny
SNV	SYNOVUS FIN CORP	Non-Penny
IFF	INTERNATIONAL FLVRS & FRAG	Non-Penny
V	VISA INC	Penny
USO	UNITED STATES OIL FUND	Penny

PM	PHILIP MORRIS	Penny
VOYA	VOYA FINANCIAL, INC.	Non-Penny
EGO	ELDORADO GOLD CORP	Non-Penny
SPXU	PROSH ULTRAPRO SH S&P 500	Non-Penny
VG	VONAGE HOLDINGS CORPORATION	Non-Penny
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	Non-Penny
CONN	CONNS INC	Non-Penny
SDS	PROSHARES ULTRASHORT S&P 500	Penny
DXD	PROSHARES ULTRASHORT DOW30	Non-Penny
QLD	PROSHARES TRUST ULTRA QQQ	Penny
SSO	PROSHARES TRUST ULTRA S P500	Penny
TWM	PROSHARES ULTRA SH 2000	Non-Penny
UYG	PROSHARES ULTRA FINANCIALS	Penny
DDM	PROSHARES ULTRA DOW 30	Non-Penny
HBAN	HUNTINGTON BANCSHARES INC	Penny
FEYE	FIREEYE, INC.	Penny
SRCL	STERICYCLE INC	Non-Penny
FCN	FTI CONSULTING INC	Non-Penny
FLS	FLOWSERVE CORP	Non-Penny
GLNG	GOLAR LNG, LTD.	Non-Penny
VAC	MARRIOTT VACATIONS WORLDWIDE CORP.	Non-Penny
RCII	RENT A CENTER	Non-Penny
ARAY	ACCURAY INC	Non-Penny
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X	Non-Penny
UPRO	PROSHARES ULTRAPRO S&P 500	Non-Penny
UWM	PROSHARES ULTRA RUSSEL 2000	Non-Penny
FXP	PROSHARES ULTRA SHORT FTSE CHINA 25	Penny
DBA	POWERSHARE DB AGRICULTURE FUND	Non-Penny
RIGL	RIGEL PHARMACEUTICALS	Non-Penny
ULTI	THE ULTIMATE SOFTWARE GROUP, INC.	Non-Penny
PPC	PILGRIMS PRIDE CORP NEW	Non-Penny
TACO	DEL TACO RESTAURANTS	Non-Penny
VLY	VALLEY NATL BANCORP	Non-Penny
FINL	FINISH LINE	Non-Penny
DBC	POWERSHARES DB COMM IND FUND	Non-Penny
BPT	BP PRUDHOE BAY ROYALTY	Non-Penny
STAR	ISTAR FINANCIAL INC	Non-Penny
XRT	SPDR S P RETAIL	Penny
ING	ING GROEP N V	Non-Penny
TSRO	TESARO, INC.	Non-Penny
DIN	DINE EQUITY INC	Non-Penny
SEED	ORIGIN AGRITECH LIMITED	Penny
VWO	VANGUARD MSCI EMRG MKTS ETF	Non-Penny
ATHN	ATHENAHEALTH INC	Non-Penny
CRME	CARDIOME PHARMACEUTICALS	Non-Penny
SUN	SUNOCO LP	Non-Penny
SHOO	STEVEN MADDEN LTD	Non-Penny

ITB	ISHARES DJ US HOME CONSTRUC	Non-Penny
REM	ISHARES MORTGAGE REAL ESTATE CAPPED	Non-Penny
ACM	AECOM	Non-Penny
VNET	21VIANET GROUP INC	Non-Penny
DS	DRIVE SHACK INC.	Non-Penny
DOV	DOVER CORP	Non-Penny
SDY	SPDR S&P DIVIDEND ETF	Non-Penny
SPR	SPIRIT AEROSYS HOLD	Non-Penny
WTI	W T OFFSHORE INC	Non-Penny
PGJ	POWERSHARES GOLDEN DRAGON	Non-Penny
BJRI	BJS RESTAURANTS	Non-Penny
DF	DEAN FOODS CO NEW	Non-Penny
TD	TORONTO DOMINION BANK	Non-Penny
XME	SPDR SER TR S&P METALS & MINING	Penny
TCF	TCF FINANCIAL CORP	Non-Penny
ETH	ETHAN ALLEN	Non-Penny
AGO	ASSURED GUARANTY LTD	Penny
IVV	ISHARES S P 500 INDEX FUND	Non-Penny
ZAGG	ZAGG INCORPORATED	Non-Penny
INCY	INCYTE CORP	Non-Penny
RSX	VANECK VECTORS RUSSIA	Penny
PFG	PRINCIPAL FINL GROUP	Non-Penny
NM	NAVIOS MARITIME HLDGS	Non-Penny
CHU	CHINA UNICOM LTD	Non-Penny
NSM	NATIONSTAR MORTGAGE HOLDINGS INC	Non-Penny
AIZ	ASSURANT INC	Non-Penny
RY	ROYAL BANK OF CANADA	Non-Penny
CSTE	CAESARSTONE LTD.	Non-Penny
DLPH	DELPHI AUTOMOTIVE PLC	Non-Penny
NEU	NEWMARKET CORP	Non-Penny
ZSL	PROSHARES ULTRASHORT SILVER	Non-Penny
HBI	HANESBRANDS INC	Non-Penny
ORLY	O'REILLY AUTOMOTIVE INC	Non-Penny
SAND	SANDSTORM GOLD LTD	Non-Penny
WPM	WHEATON PREVIOUS METALS CORPORATION	Penny
IWF	ISHARES RUSSELL 1000 GROWTH	Non-Penny
SPLK	SPLUNK INC	Non-Penny
FDS	FACTSET RESEARCH SYSTEMS	Non-Penny
AWK	AMERICAN WATER WORKS	Non-Penny
IPI	INTREPID POTASH	Non-Penny
AYR	AIRCASTLE LIMITED	Non-Penny
CMP	COMPASS MINERALS INTL	Non-Penny
EWW	ISHARES MEXICO INVESTABLE MARKETS INDEX FUND	Penny
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE	Penny
ETE	ENERGY TRANS EQTY LP	Penny
INVA	INNOVIVA INC	Non-Penny
FUN	CEDAR FAIR LP	Non-Penny

LOGI	LOGITECH INTERNATIONAL SA	Non-Penny
ALGN	ALIGN TECHNOLGY INC	Non-Penny
TECL	DIREX DLY TECH BULL 3X SHARES	Non-Penny
BTE	BAYTEX ENERGY	Non-Penny
IWV	ISHARES RUSSELL 3000 INDX FD	Non-Penny
TTEC	TELETECH HOLDINGS INC	Non-Penny
PWE	PENN WEST PETROLEUM LTD.	Non-Penny
TECK	TECK RESOURCES LIMITED	Penny
EXPR	EXPRESS INC	Non-Penny
EZPW	EZCORP INC	Non-Penny
HDB	HDFC BANK LIMITED	Non-Penny
HZO	MARINEMAX INC	Non-Penny
CASY	CASEYS GENERAL STORES	Non-Penny
XBI	SPDR S&P BIOTECH ETF	Penny
PRAA	PORTFOLIO RECOVERY ASSOC	Non-Penny
AAV	ADVANTAGE OIL & GAS COMPANY	Non-Penny
PKX	POSCO	Non-Penny
SIMO	SILICON MOTION TECHNOLOGY CP	Non-Penny
XLK	SPDR FD TECHNOLOGY	Penny
AKG	ASANKO GOLD INC	Non-Penny
WDAY	WORKDAY INC	Non-Penny